                                                                    EXHIBIT 99.1

                                QUARTERLY REPORT
          (For the period from January 1, 2004 through March 31, 2004)

To:     The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this quarterly report.

                                  MAY 15, 2004

Representative Director & CEO :           Dr. Chang-Bun Yoon
Head Office :                             Shindonga Fire & Insurance Bldg.
                                          Tae-pyong-ro 2-43, Chung-gu
                                          Seoul, Korea 100-733
                                          (Tel.) 82-2-6266-5000
Person in Charge:                         Mr. Young-Wan Cho, Vice President
                                          Head of Corporate Management Unit
                                          (Tel.) 82-2-6266-4590

                           [HANARO TELECOM INC. LOGO]

      This is an English-language summary of the Company's quarterly report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The quarterly financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

      This quarterly report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

                                TABLE OF CONTENTS

I.    COMPANY INFORMATION

II.   BUSINESS

III.  FINANCIAL INFORMATION

IV.   OPINION OF INDEPENDENT AUDITORS

V.    GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

VI.   INFORMATION REGARDING SHARES AND SHAREHOLDERS

VII.  INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

VIII. MATERIAL TRANSACTIONS WITH RELATED PARTIES

IX.   OTHER REQUIRED ARTICLES

I.    COMPANY INFORMATION

1.    OBJECTIVES OF THE COMPANY

  A) Scope of Business

     -    Provide broadband Internet access services.

     - Provide local telephony, long distance telephony and international telephony services.

     -    Establish, own and operate telecommunications networks.

     - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business.

     -    Research and develop technologies related to telecommunications.

     -    Initiate future telecommunications business.

     - The future telecommunication industries, new media business and the related thereunder.

     - Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea.

     -    Lease real estates and facilities thereof.

     - Perform any activities or business required by applicable telecommunications laws in Korea, and;

     - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items.

  B) Proposed Future Business

     -    Long distance & international telephony

          -    Date of BOD resolution on application for the service license:
               September 12, 2002

          -    Date of submission of application: September 30, 2002

          -    Date of license: January 28, 2003

          -    Purpose

               - Provision of one-stop local/long-distance/international telephony total service

               - Revenue generation and cost reduction through maximizing the existing network

          -    Service plan

               -    Long-distance telephony

                    -    Date of service launch : July 2004 (pilot service :
                         June 2004)

                    -    Service coverage : nationwide

               -    International telephony

                    -    Date of service launch : July 2004

                    -    Service coverage : worldwide

          -    Maximization of telecommunications infrastructure

               -    Long-distance/international telephony

                    - Through utilization of the existing network, the company expects CAPEX for the year 2004 to be approximately KRW13.2 billion. Any future CAPEX required for the long distance/international telephony services will be controlled within the limited range.

2.    HISTORY OF THE COMPANY

  A) Major changes

     -    Date of establishment:   September 26, 1997
     -    Address of head office:  Shindonga Fire & Insurance Bldg.,
                                   Tae-pyong-ro 2-43, Chung-gu, Seoul, Korea
                                   100-733.

     -    Status on head office and branch offices

           Name                 Place                   Important Business Activities
-------------------------      -------        ------------------------------------------------
       Head Office              Seoul                        Overall management

    Southern Capital Area
        Branch Office           Seoul

    Northern Capital Area                     -    Sales planning and management
        Branch Office           Seoul         -    Sales and promotion activities

Metropolitan North branch      Kyunggi        -    Installation, operation and management of
                                                   telecommunications facilities

Metropolitan South branch      Kyunggi        -    Building telecommunications infrastructure

       Busan branch             Busan

    Chungchung branch          Taejeon        -    Asset management and general administration

     Kyungbuk branch            Taegu

       Honam branch            Kwangju

-    Major Changes in Board of Directors

Date of change         Before change                 After change               Remarks
--------------    ------------------------    -------------------------    ------------------
                       Chang-Bun Yoon               Chang-Bun Yoon
                  (Representative Director    (Representative Director
                          and CEO)                     and CEO)                    -

                        In-Haeng Lee
                    (Standing Director)                    -                    Resigned

                        Jin Duck Kim
                    (Standing Director)                    -                    Resigned

                       Young- Woo Nam               Young- Woo Nam
                  (Non-standing Director)       (Non-standing Director)            -

                        Soon-Ho Hong                  Sun-Ho Hong
                  (Non-standing Director)       (Non-standing Director)            -

                             -                   Wilfried Kaffenberger         Appointed
                                                (Non-standing Director)

                             -                        David Yeung              Appointed
                                                (Non-standing Director)

                        Shin-Bae Kim                 Shin-Bae Kim
Nov. 18, 2003*       (Outside Director)           (Outside Director)               -

                       Sung Kyu Park                 Sung Kyu Park         Re-appointed after
                     (Outside Director)           (Outside Director)             resign

                        Sun Woo Kim                   Sun Woo Kim          Re-appointed after
                     (Outside Director)           (Outside Director)             resign

                        Sa Hyun Suh
                     (Outside Director)                    -                    Resigned

                        Hang Ku Park
                     (Outside Director)                    -                    Resigned

                       Yong Hwan Kim
                     (Outside Director)                    -                    Resigned

                       Woong Hae Lee
                     (Outside Director)                    -                    Resigned

                             -                         Paul Chen
                                                  (Outside Director)           Appointed

                             -                      Byung Moo Park
                                                  (Outside Director)           Appointed

                             -                      Kyung-Joon Choi
                                                  (Outside Director)           Appointed

* The date of change is the date of completion of the placement of shares to the foreign investors approved by a shareholders' resolution at an extraordinary general meeting on Oct. 21, 2003.

-     Changes in the Largest Shareholder

      -     From the date of its inception to December 8, 1999: Dacom
            Corporation

      - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company

      - From January 3, 2000 to November 18, 2003: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group).

      - Since November 18, 2003, AIF II NT, Ltd. and AOF NT, Ltd. became the largest shareholders after acquiring 13.67% of our common shares

-     Material Changes in the Company Objectives

         Before change                               After change                             Remarks
-----------------------------------   ---------------------------------         --------------------------------------
Lease of real estates and             To lease communication bureau             The Articles of Incorporation were
related facilities                    buildings, and facilities                 amended at the Annual General
                                      incidental to telecommunications          Meeting of Shareholders held on
                                      business                                  March 30, 1998.

Advertising and publishing business   Deleted

                                      Provide broadband internet access
                                      services

To provide local telephony services   Provide local telephony, long
                                      distance telephony and
                                      international telephony services          The Articles of Incorporation were
                                                                                amended at the Annual General Meeting
                                      The future telecommunication              of Shareholders held on March 26, 2004
Initiate future communication         industries, new media business
business                              and the related thereunder

To lease communication bureau
buildings, and facilities             Lease real estates and facilities
incidental to telecommunications      thereof
business

-   Other material events

   Date                                                  Changes
---------    -----------------------------------------------------------------------------------------------------
Sep. 1997    First general meeting of shareholders convened

Feb. 1998    Secured telephone codes for providing local telephony services

Feb. 1998    Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down-and up-stream

Jun. 1998    Registered as a special service provider (Internet phone, etc.)

Oct. 1998    Launched high speed Internet access services through CATV

Apr. 1999    Launched local telephony services and high-speed Internet access services in four major cities

Dec. 1999    Obtained perpetual license to provide leased line services

Mar. 2000    Listed 24 million ADRs on NASDAQ

May 2000     Opened Internet Data Center, N-GENE

May 2000     Launched intelligent network service (i.e. toll-free service)

July 2000    Commercial LMDS service launched

Feb. 2002    Commercial Hanafos Anyway (Wireless LAN) service launched

Oct. 2002    Launched low basic fee telephone service for residential subscriber

Jan. 2003    Obtained long service license for long-distance and international telephony services

Aug. 2003    The second Representative Director and Chief Executive Officer of the Company appointed.

Nov. 2003    7th increase in capital (paid-in capital after increase: Won 2.3 trillion)

-    M&A and Transfer of Businesses

     -    DreamX.net. Co.

          - Transfer of the Company's portal, EC and its cyber education business to DreamX.net, the Company's affiliate, to strengthen the e-Biz business.

               -    Date of board resolution : February 19, 2002

               -    Company name: DreamX.net Co.

               -    Date of business transfer : February 28, 2002

               - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

               - Results of transfer : decrease in assets (KRW 320 million), revenues (KRW 27.8 billion) and costs (KRW 49.9 billion)

               - Others: this matter did not require a board resolution as it was not deemed to be a material event.

             * DreamX.net Co. changed its name to Dreamline Co.

     -    Dreamline

          - The basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2003. Hanaro locally filed a corporate disclosure on February 6, 2004.

     -    GS Digital Broadcasting Co. Ltd .

          - The Company entered into the basic contract for the acquisition of Hansol iGlobe Co.,Ltd for the cost reduction through securing the Company's own long-distance line network.

               - Date of board resolution : March 12, 2004 (at the 3rd Investment Committee Meeting in the year 2004)

               -    Company name: GS Digital Broadcasting Co. Ltd.

               -    Date of business transfer : April 1, 2004

               - Results of transfer : Additional broadband subscribers - worth KRW 4.2 billion.

               - Others: this matter did not require a board resolution as it was not deemed to be a material event.

-    Material telecommunications facilities owned by the Company

                                                        Unit: KRW millions)

                                              Date of           Acquisition
   Description             Item             Acquisition           Amount
------------------    ----------------      -----------         -----------
Switches              Telephone Switch        Mar. 04                 2,335
                      Telephone Switch        Mar. 04                 1,034

Network facilities    VDSL                    Feb. 04                 2,354
                      HFC-VDSL                Mar. 04                 2,724
                      VDSL                    Apr. 04                 3,886
                      VDSL                    Apr. 04                 1,074
                      VDSL                    Apr. 04                 1,107
                      CMTS                    Apr. 04                 5,800

Terminal equipment    HFC-VoIP Modem          Mar. 04                 1,721

      -     Events of importance in relation to business activities

            See "Other material events".

  B)  Designated as a large conglomerate group

      -     Name of the group : Hanaro Telecom, Inc.

      -     Company History

            -     Sep '97: Established Hanaro Telecom, Inc.

            - Feb '98: Established Hanaro Realty Development & Management Co., Ltd.

            -     Oct '98: Established Hanaro Customer Service, Inc.

            -     Jan '00: Acquisition of Hanaro Web(n)TV

            -     Mar '00: Acquisition of M-commerce Co., Ltd.

            -     Mar '00: Established Hanaro Interdesk Co., Ltd.

            -     July '00: Established Hanaro Technologies, Inc.

            - July '00: Named as "Business group subject to restrictions on mutual shareholding"

            -     Dec '01: Acquisition of controlling stake in Dreamline Co.,
                  Ltd.

            - Jan '02: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)

            - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies.

            -     (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)

            - Nov. '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.

            - Dec. '02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom's affiliated company.

            - Jul. '03: Fair Trade Commission of Korea approved the exclusion of Korea Digital Cable Media Center from the group of Hanaro's affiliated companies.

            - Mar. '04: Fair Trade Commission of Korea approved the exclusion of Dreamline Co., Ltd from the group of Hanaro's affiliated companies.

            - Mar. '04: Fair Trade Commission of Korea approved the exclusion of HanaroDream Corp from the group of Hanaro's affiliated companies.

            - Apr. '04: Fair Trade Commision of Korea approved the exclusion of M-Commerce Co., Ltd. from the group of Hanaro's affiliated companies.

      -     Status on Hanaro's affiliated companies

            -     Hanaro Telecom, Inc. (Listed)

            -     Hanaro Web(n)TV Co., Ltd (Unlisted)

            -     Hanaro Realty Development & Management Co., Ltd (Unlisted)

            -     Hanaro Telephone & Internet Information, Inc (Unlisted)

      -     Regulation

            - "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade

                  -     Designated on April 1, 2003 (initially on April 1, 2001)

                  -     Summary of regulations

                        -     Cross-ownership among affiliates prohibited

                        - Limit on guarantee provision to affiliated companies

                        - Board approval and public disclosure of large-scale internal trading required

                        - Reporting of shareholding and guarantee obligation status

3.    CHANGES IN PAID-IN CAPITAL

  A)  Changes in paid-in capital

  [The table below summarizes more detailed disclosure in the original Quarterly Report in Korean. Details on method of allocation of shares and the ratio of changes in paid-in capital have not been translated.]

                     (Unit: share, KRW/share, KRW billion)

                                                    Changes in paid-in Capital
                              -------------------------------------------------------------------
                                                 Number of      Par    Offering     Cumulative
   Date      Offering Type    Kind of Shares   Shares Issued   Value    Price     Paid-in Capital
-------------------------------------------------------------------------------------------------
 1997.9.26   Initial Shares    Common Stock      120,082,200   5,000      5,000             600.4
 1998.1.22    Right Issue      Common Stock       19,917,800   5,000      5,000             700.0
 1998.10.2    Right Issue      Common Stock       44,012,222   5,000      5,800             920.0
 1999.8.5.    Right Issue      Common Stock       55,987,778   5,000     11,800           1,200.0
 2000.4.4.    Issue of ADR     Common Stock       24,000,000   5,000     17,235           1,320.0
 2002.3.20    Exercise of      Common Stock        2,990,394   5,000      5,000           1,335.0
               warrants
 2002.3.22    Exercise of      Common Stock        4,226,094   5,000      5,000           1,356.1
               warrants
 2002.3.27    Exercise of      Common Stock        2,718,540   5,000      5,000           1,369.7
               warrants
 2002.3.28    Exercise of      Common Stock        3,286,962   5,000      5,000           1,386.1
               warrants
 2002.3.29    Exercise of      Common Stock        2,100,690   5,000      5,000           1,396.6
               warrants
2003.11.18      Private        Common Stock      182,812,500   5,000      3,200           2,310.7
               placement

  B)  Expected changes in capital

      - Issuance of the 13th non-registered, non-guaranteed Bonds with Warrants

            -     Date of Board Resolution: February 16, 2001

            -     Specifics of expected changes

                  - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

                  - On March 6, 2002, the put option was exercised and the US$100,000,000 bonds in full

                  - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

                  - As of November 14, 2002, the amount of capital increase upon the exercise of warrants: KRW46,957 million

                  - Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)

                  - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

                  - As of November 14, 2002, 15,322,680 common shares have been issued upon exercise of warrants.

      - Issuance of the 18th non-registered, non-guaranteed Bonds with Warrants

            -     Date of Board Resolution: February 19, 2002

            -     Specifics of expected changes

                  - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

                  - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

                  - As of November 14, 2002, the expected amount of capital increase upon the exercise of warrants: KRW19,818 million

                  - Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

                  - Adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW1,321.20/US$).

   C) Bonds with Warrants

                            13th Zero coupon        18th Zero coupon
                                 bonds                    bonds                  Total
                          --------------------    --------------------    -------------------
   Date of issuance          March 6, 2001         February 26, 2002              -

   Total face value               KRW                     KRW             KRW 255,690,000,000
                            123,570,000,000         132,120,000,000

   Type of offering         Public offering         Public offering               -

   Exercise period        Jun. 6, 2001-Feb. 6,    May. 26, 2002 - Jan.            -
                                 2006                  26. 2007

   Exercise price               KRW 5,000              KRW 5,000                  -

 Type of shares to be      Registered common       Registered common              -
       issued                   stock                    stock

 Amount of exercised              KRW                     KRW              KRW 255,690,000,000
      warrants              123,570,000,000         132,120,000,000

 Shares issued upon            15,322,680                  -                  15,322,680
exercise of warrants

 Amount of remaining               -                       -                      -
      warrants

Number of shares to be         9,391,320               3,963,600              13,354,920
issued  upon exercise

    Note 1) The 13th Zero coupon bonds were repaid on March 6, 2002 and warrants to subscribe for 9,391,320 shares are outstanding. The 18th zero coupon bonds were repaid on September 2, 2003, and warrants to subscribe for 3,963,600 shares are outstanding. The initial exercise price of 18th Zero coupon bonds was adjusted from KRW5,977 per share to KRW5,000 per share on August 26, 2002.

4. NUMBER OF SHARES ISSUED

   A) Total number of shares issued (As of May 14, 2004)

                                                         (Unit: share)

Number of authorized shares    Number of shares issued and outstanding
---------------------------    ---------------------------------------
        700,000,000                          462,135,180

   B) Descriptions of the shares issued and outstanding (As of May 14, 2004)

                                                              (Unit: share, KRW thousand)

                          Number of shares      Amount of paid-in
      Type                  outstanding              capital               Remark
-----------------         ----------------      -----------------    --------------------
Registered Common              462,135,180          2,310,675,900    Par value: KRW5,000/
      Stock                                                                 share

   C) Stock options (As of April 30, 2004)

      The Company granted stock purchase options to its officers and employees by a resolution of the shareholders at a general meeting held in 1999 & 2000. (Unit: share)

               Share type for the
                    option               Number of option       Outstanding
               ------------------        ----------------       -----------
Officers          Common Stock                    394,608           394,608

Employees         Common Stock                  1,326,545         1,326,545
                                                ---------         ---------
               Total                            1,721,153         1,721,153
                                                ---------         ---------

   Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

   Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

D) Shares owned by employees (Employees Stock Ownership Association)

                                                                   (Unit: share)

    Type             Beginning of 2004         Changes       As of Mar. 31, 2004
------------         -----------------         -------       -------------------
Common Stock             1,595,404             -104,512            1,490,892
                         ---------             --------            ---------
   Total                 1,595,404             -104,512            1,490,892
                         ---------             --------            ---------

5. DESCRIPTION ON VOTING RIGHTS (AS OF APRIL 30, 2004)

                                                               (Unit: share)

                   Description                              Number of shares
----------------------------------------------------        ----------------
1. Shares with voting right (one vote for each share)            462,135,180
                                                                 -----------
 a. Total outstanding shares                                     462,135,180
2. Shares with restricted voting right(1)                         95,048,029
3. Shares with unrestricted voting right                         367,087,151
                                                                 -----------

   Note 1) Restrictions imposed by the other laws are pursuant to Article 6 of the Telecommunication Business Act (limit on the share ownership by foreign governments or foreigners) and Article 7-1 (restriction on shareholding in excess of the foreign ownership limit).

   Note 2) Pursuant to Article 191-11 of the Korean Securities and Exchange Act, the shares with restricted voting right are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders. As of May 14, 2004, the total number of such shares was 13,864,055, which accounted for 3% of the total outstanding shares.

A) Major shareholders

      Name of Shareholder               Number of shares owned       Number of shares in excess of 3%
-------------------------------         ----------------------       --------------------------------
    Newbridge Asia HT, L.P.                   49,535,799                        35,671,744

        AIF II NT, Ltd.                       38,456,250                        24,592,195

          AOF NT, Ltd.                        24,721,875                        10,857,820

United Classic Investments Ltd.               20,392,746                         6,528,691

      Samsung Electronics                     23,542,281                         9,678,226

       Dacom Corporation                      19,754,656                         5,890,601
                                             -----------                        ----------
             Total                           176,403,607                        93,219,277
                                             -----------                        ----------

   B) As of October 8, 2002, Fair Trade Commission of Korea limited the voting right of the following shareholders:

                          Number of shares           Number of shares        Shareholding
    Shareholder                owned              without voting rights           (%)
------------------        ----------------        ---------------------      ------------
 Hyundai Elevator             1,570,000                  1,570,000                0.34

SK Engineering and             258,752                    258,752                 0.06
  Construction
                              ---------                  ---------                ----
       Total                  1,828,752                  1,828,752                0.40
                              ---------                  ---------                ----

6. DIVIDEND

                                                                                    (Unit: share, KRW million)

        Description                     2003            2002            2001            2000            1999
-----------------------------         --------        --------        --------        --------         -------
Net Income (KRW million)              -165,336        -123,140        -244,113        -299,118         -70,901

EPS (KRW/Share)                           -515            -446            -925          -1,160            -343

Earning per Asset (KRW/Share)            3,805           4,921           5,414           6,330           6,549

Dividend                                     -               -               -               -               -

II.    BUSINESS

 1. INTRODUCTION

  A) Current status of the industry

      -     Characteristics of the industry

      The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

      Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

      In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

      In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

      Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

      Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem had experienced rapid growth up until early 2003. However, as the market reached its maturity, the growth has slowed down.

      As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

      <COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA>

         Service                  Number of Service Provider           Service Provider
--------------------------        --------------------------        ----------------------
 Local Telephony Service                      2                         KT, Hanaro Telecom

  Long Distance Service                       3                     KT, Dacom, Onse Telecom

International Call Service                    3                     KT, Dacom, Onse Telecom

      Mobile Service                          1                            SK Telecom

       PCS Service                            2                         KTF, LG Telecom

      The characteristics and changes of Korea's telecommunications industry can be summarized as follows:

            - Internet and mobile phone services are leading the change in the telecommunications industry.

                  - Due to the increasing Internet use, demand for data traffic has increased significantly.

                  - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

                        * As of March 2004, the number of mobile subscribers reached approximately 3.5 million. (Source: Ministry of Information and Communication)

            -     Integration of communications and broadcasting services

                  - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video imagery.

                        * In case of local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

                  - The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided over the same networks.

            -     Integration of fixed line and wireless communications

                  - Wireless broadband Internet services can be provided through the 2.3GHz frequency.

                  - Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

            -     Liberalization and globalization of the communications market

                  - Due to the entry into the WTO, global competition transcending national borders has begun.

                  - Numerous business partnerships and alliances are formed between communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

                        * They pursue to strengthen their competitiveness by achieving economy of scale and scope.

            -     Cost reduction and development of new technology

                  - Due to continued competition, efforts to develop new technologies and new services are accelerating.

                  - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

      -     Growth potential of the industry

      Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2003, it recorded revenues of KRW208.8 trillion from KRW188.0 trillion in 2002. The growth is expected to continue and record KRW372.7 trillion by 2008. (Source: Korea Information Society Development Institute)

      <TELECOM INDUSTRY REVENUE FORECAST>

                                                                     (Unit: KRW trillion, %)

                                                                                     Average
                     2003       2004       2005       2006       2007       2008     Growth
                     ----       ----       ----       ----       ----       ----     ------
Services             43.2       45.9       48.6       50.9       53.3       55.4       5.1
Equipments          145.8      167.7      196.3      223.6      254.1      281.1      14.0
Software             19.8       21.7       24.3       27.7       31.6       36.1      12.8
Total               208.8      235.3      269.2      302.2      339.0      372.7      12.3
Growth               11.0       12.7       14.4       12.3       12.2        9.9

      Source: The Korea Information Society Development Institute ("KISDI")

      The network services market was worth KRW28.2 trillion in 2003. The market is expected to grow at an average annual growth rate of 3.0% and reach KRW32.6 trillion in 2008. (Source: KISDI)

      -     Growth potential of the industry as a whole

            - After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue experiencing high growth.

            - The monopoly in the telecommunications market has been eliminated, thus fostering competition domestically. We expect to see a decrease in the churning of residential voice subscribers and an increase in the corporate subscribers accompanied by the economic growth. At the end of 2003, the Korean telecommunications service market achieved 48.5% of voice telephony penetration, which is expected to be approximately 48.0% by 2008, which represents a limited growth of CAGR 0.3%. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

            - Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. As the mobile communications market reached its maturity toward the end of 2003, the growth appeared limited.

            - Meanwhile, due to the fast growth of the Internet market and proliferation of electronic commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.2% over the 2003~2008 period. However, the value-added communications service market can grow to its fullest extent only when the backbone networks, which are the essential infrastructure for providing such services, become fully upgraded and modernized. (Source: Korea Information Society Development Institute).

      <FORECAST FOR THE TELECOMMUNICATION MARKET IN KOREA>

                                                                                                    (Unit: KRW billion, %)

                                                                                                                Average
  Description               2003          2004          2005           2006          2007          2008        Growth Rate
  -----------               ----          ----          ----           ----          ----          ----        -----------
   Network
   Services               28,168.4      29,360.5      30,429.0       31,267.8      32,054.1      32,574.0          3.0

   Specific
   Services                1,545.6       1,778.2       1,988.0        2,203.6       2,361.6       2,462.9          9.8

  Value-added
   Services                3,329.0       3,630.0       3,936.0        4,191.4       4,530.5       4,938.6          8.2

 Broadcasting             10,173.5      11,154.6      12,221.3       13,265.1      14,330.7      15,459.3          8.7

    Total                 43,216.5      45,923.3      48,574.3       50,927.9      53,276.9      55,434.8          5.1

Growth rate (%)                3.5           6.3           5.8            4.8           4.6           4.1

      Source: The Korea Information Society Development Institute

      <FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET>

                                                                                            (Unit: KRW billion, %)

                                                                                                           Average
                                                                                                           Growth
Description             2003          2004          2005          2006          2007          2008          Rate
-----------             ----          ----          ----          ----          ----          ----         ------
 Fixed Line           12,485.6      12,897.2      13,310.8      13,625.7      13,995.6      14,218.4         2.6

  Wireless            15,682.8      16,463.3      17,118.2      17,642.1      18,058.5      18,355.6         3.2

   Total              28,168.4      29,360.5      30,429.0      31,267.8      32,054.1      32,574.0         3.0

Growth Rate
    (%)                    0.6           4.2           3.6           2.8           2.5           1.6

      Source: The Korea Information Society Development Institute

      - Growth potential of data communications market including Internet services

            - As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary factor attributing to the rapid expansion of the data communications market.

            - In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

            - The number of high-speed Internet users in Korea at the end of 2003 reached approximately 12.09 million. The Internet market is anticipated to grow at approximately 3.2% on average each year until 2008. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

      <BROADBAND INTERNET SUBSCRIBER FORECAST>

                                                                 (Unit: thousand persons, %)

  Description         2003          2004         2005         2006        2007         2008
  -----------         ----          ----         ----         ----        ----         ----
Internet users       12,089        13,056       13,611       14,078      14,278       14,160

Growth rate (%)        14.8           8.0          4.3          3.4         1.4         -0.8

      Source: Ministry of Information and Communication, The Korea Information
              Society Development Institute

      -     Special features of changes in economic conditions

      The local telephony service market has been affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached the maturity stage, the local telephony service market is in stable condition. However, the internet-related services have been affected by changes in market conditions.

      -     Competition factors

    Business            Competition        Competitor         Entry Barrier           Factors
    -------             -----------        ----------         -------------           -------
Local Telephony        Monopoly with                         License from the      Quality, Price,
    Service                 KT                KT                   MIC              Advertisement

High Speed Data                          KT, Thrunet and      Report to the        Quality, Speed,
Access Service          Oligopoly            others                MIC                  Price

      -     Special features in procurement

      Until recently, most of the state-of-the-art telecommunications equipments had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a substantial cost reduction. In terms of human resources, an increasing number of telecommunications experts is becoming available, as the telecommunications industry develops.

      -     Relevant laws and regulations

      The Telecommunication Basic Law and the Telecommunication Business Law are the laws governing the industry.

B) Current Status of the Company

      -     Business environment and portfolio

            -     Current Business Outlook

                  -     Overview

                  In 2003, public consumption was depressed by a number of factors including depressed corporate capital investments, the hostile development in Iraq and North Korea, and the anticipation of a long-term depression in world economy. In spite of these conditions, Korea achieved a slight economic growth, helped by a recovery in export in several business areas such as semiconductor and automobile business. Moreover, in the domestic telecom industry, there was a radically dampened increase in broadband access subscribers and the frozen market size along with the sluggish state in wired/mobile telephone business, and a radical change in business area, on the other hand, due to the fierce competition between telecom players without future core growth engine, the monopoly of a big player has deepened and it brought great changes in the telecommunication business area.

                  Hanaro has been offering services in 82 cities and 50 districts nationwide, and procured 3.8 million subscribers in total which included 2.74 million broadband subscriber lines and 1.05 million voice subscriber lines as of the end of March 2004. Revenues for the first quarter 2004 were KRW 349.3 million, up 6.13% from the first quarter in 2003. By continually improving its operating efficiencies, Hanaro achieved operating profit of KRW 25.2 million, turning positive from the operating losses of KRW 6.4 million in the first quarter of 2003. This set the stage for the Company's plan to achieve net profit in 2004.

                  Furthermore, Hanaro won first place in the high-speed Internet service category of the Korean Customer Satisfaction Index
                  (KCSI) conducted by the Korea Management Association for 4 consecutive years, and first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 3 consecutive years. Hanaro was also ranked first in the broadband access network category of Korean Standard Association's Korean Standard-Service Quality Index (KS-SQI) for the second time since 2001. Korea's broadband subscribers are expected to reach 13 million by the end of 2004 as the market reached its maturity in 2003. Against this backdrop, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen its corporate services and at the same time, explore new business opportunities by utilizing the existing fiber-optic networks.

                  -     Expansion of Network Facilities

                  In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of April 2004, the total length of our fiber optic cable reached 26,494km (including leased lines) over 82 cities, which enabled provision of services to 11.74 million households including the households in the overlapped areas. By adopting the last-mile technology, our ADSL network covers approximately 3.95 million households while our HFC network covers 8.34 million.

                  -     Broadband & Voice Services

                  Beginning in April 1999, the Company commenced broadband Internet and telephony services in 4 major metropolitan cities of Korea. As of the end of March 2004, the Company has 2.75 million subscribers in 82 cities and 50 districts nationwide. As the market growth in the broadband sector has been slow and service providers agreed to prevent excessive competition under the Clean Market agreement, the increase in subscriber numbers is expected to be minimal. In addition, due to the effect of cleaning up inactive subscribers in October 2003, market share decreased from 27.6% to 24.4%. As the market is expected to reach its maturity in 2004, Hanaro is channeling its focus on maintaining its competitiveness in the broadband Internet business through its first-class services such as 20Mbps VDSL and HanaFos Anyway, and at the same time, striving to retain the existing subscriber base. To avoid excessive competition among service providers, Hanaro plans to fully implement the Clean Marketing initiative, whilst actively seeking strategic alliances with other SO/ROs.

                  As for telephony services, the Company is offering services to
                  1.05 million subscribers as of the end of March 2004. Favorable change in the regulatory environment brought new opportunities, such as VoIP, and the fixed line number portability from June, 2003, setting the stage for the expansion of voice services. We plan to focus on improving revenue and profitability by actively acquiring subscribers in light of the favorable business environment such as nationwide number portability, VoIP coverage expansion, etc. and by providing fully bundled service with IDD and long distance call from the second half of the year.

                  -     Network Services

                  Leased line services have confronted the hostile market conditions due to ever-growing competition in the sluggish market as uncertainty over the domestic economy grows. However, we have built the foundation for future enhanced services against our competitors through CRM by securing customer information and operating the customer database system.

                  In anticipation of more hostile market environment in the year 2004, we plan to focus on enhancing profitability by minimizing additional capital expenditures and fully utilizing the existing equipment, which will improve both ROI and ARPU (average revenue per user). In addition, we plan to differentiate our product offering by targeting a niche market using the existing platform, whilst focusing on customer retention. As for our existing customers, we plan to provide 24-hour monitoring service to anticipate customer needs.

                  -     Financing

                  During the year 2003 the Company raised approximately KRW
                  1.4643 trillion, including KRW 585.0 billion from the issuance of additional shares, KRW 271.0 billion from corporate bond issuance, KRW 220.0 billion from the issuance of commercial paper (CP), KRW 159.1 billion from the syndicated loans, and KRW 98.2 billion from vendor financing.

                  -     Business Objectives for 2004

                  Hanaro's business objectives for 2004 are to achieve KRW 1.5 trillion in revenues and to achieve net profit for the first time since launching commercial broadband services through steady management and financial restructuring. This will provide the platform for continuous growth, which will enable us to move to the second stage.

                  In order to achieve these, Hanaro will 1) solidify its position and improve its earning ratio in the broadband Internet business, 2) increase the market share for voice business, and 3) strengthen the financial structure and implement effective management control over the Company's capital expenditure.

                  [Please see "Forward-Looking Statements" at the beginning of this report.]

            -     Classification of business areas for public disclosure

                  -     Methods and purpose

                  Our business areas have been divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into broadband, voice and other businesses.

                  Broadband Internet business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

                  Voice business includes telephony services to residential and corporate clients, and interconnection services between carriers.

                  Other business includes leased lines, VoIP, Internet Data Center and contents offering.

                  -     Service Description by Business Area

 Business                     Services                                          Remark
 --------                     --------                                          ------
Broadband          VDSL, ADSL, Cable Modem, Wireless              Broadband Internet access, Broadband
                                                                  Internet access + telephony

  Voice            Telephony, Value-added services                Residential voice, Corporate voice,
                                                                  Interconnection

                   Leased lines                                   Leased line, Internet-dedicated

                   VoIP Network Services                          Network and equipment services to VoIP
  Others                                                          service providers
                   IDC
                                                                  Server hosting and others
                   Contents Business                              Internet contents

            -     Market Share

                  -     Broadband Internet Subscribers

                                                                                   (Unit : Subscriber)

                                                              As of the end of
                                        --------------------------------------------------------------
  Service Provider                        2002                       2003                     1Q 2004
  ----------------                        ----                       ----                     -------
Hanaro Telecom, Inc                     2,872,351                 2,725,563                  2,747,170

         KT                             4,922,395                 5,589,058                  5,759,256

   Korea Thrunet                        1,301,620                 1,293,364                  1,292,359

       Others                           1,309,120                 1,570,514                  1,629,213

       Total                           10,405,486                11,178,499                 11,427,998

 Note 1)    Source: Ministry of Information and Communication, Samsung
            Securities

 Note 2) `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

            -     Broadband Internet Market Share

                                                                                      (Unit : %)

                                                          As of the end of
                                      ----------------------------------------------------------
 Service Provider                     2002                      2003                     1Q 2004
 ----------------                     ----                      ----                     -------
Hanaro Telecom, Inc                   27.6                      24.4%                     24.0%

        KT                            47.3                      50.0%                     50.4%

   Korea Thrunet                      12.5                      11.6%                     11.3%

      Others                          12.6                      14.0%                     14.3%

Note 1)    Source: Ministry of Information and Communication, Samsung Securities

Note 2) `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

      -     Characteristics of the market

            -     Target market and service areas

            As one of the only two licensed local exchange carriers, Hanaro Telecom must employ strategic and selective business strategies in order to increase the subscriber base.

            Our strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that demand the integrated services.

            On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of April 2004, our service is now available in 82 cities across the country.

            - Characteristics of customers and factors attributing to changing customer demands

            The local telephony service is for everyone in the country including residential and business customers. Along with voice services, data communications service will be expected to draw a large number of routine users regardless of gender, age and occupation as the demand for broadband services increases rapidly.

            Characteristically, the demand for the local telephony service is only slightly influenced by the changing market conditions. Because the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia services.

            Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

            -     Domestic consumption and export of services

            Currently, Hanaro Telecom's services are exported and are provided to customers residing in Korea only.

      -     New business opportunities and prospect

            -     Long distance & International Telephony

                  - Date of BOD resolution on application for the service license : September 12, 2002

                  -     Date of submission of application : September 30, 2002

                  -     Date of license : January 28, 2003

                  -     Purpose

                        -     Provision of one-stop total service of
                              local/long-distance/international telephony

                        - Revenue generation and cost reduction leveraging the existing network

                  -     Service plan

                        -     Long-distance telephony

                              1) Date of service launch : July 2004 (pilot service : June 2004)

                              2)    Coverage area: Nationwide.

                        -     International long-distance telephony

                              1)    Date of service launch : July 2004

                              2)    Coverage area : Worldwide

                  -     Utilizing telecommunications infrastructure

                        -     Long-distance/international telephony

                              By utilizing the existing network, the company expects CAPEX to be approximately KRW13.2 billion for the year 2004. Any future CAPEX required for the long distance/international telephony services will be controlled within the limited range.

            -     Organizational Structure

                        [ORGANIZATIONAL STRUCTURE CHART]

   2. MAJOR SERVICES

      A)    Revenue breakdown by major services for 1Q 2004

                                                                                          (Unit: KRW million)

Major Service                                  Products                                   Revenue       (%)
-------------                                  --------                                   -------       ---
    Voice                         Local telephony and Interconnection                      64,183     (18.38)

Leased lines                  Leased line service and Internet Dedicated                   10,040      (2.87)

                                      Broadband internet services
  Broadband                (V Dream I, II, V Pro, V Lite, e-Valley), xDSL +
                                         Telephone and others                             245,618     (70.32)

   Others                            VoIP network service and PABX                         29,454      (8.43)
                                                                                          -------     ------
                              TOTAL                                                       349,295     (100.0)
                                                                                          -------     ------

      B) Trend of pricing of major services

                                                                                                                (Unit: KRW)

                                  Classification                               1Q 2004             2003              2002
                                  --------------                               -------             ----              ----
                        Installation fee                                              -                 -                 -
Local telephony         Basic fee / month                                         4,500             4,500             4,000
                        Telephony charge / per 3 minutes                             39                39                39

                        Installation fee                                         30,000            30,000                 -
                        Monthly flat fee                                         56,000            56,000                 -
V Dream II              Modem rental fee / month                                 10,000             5,000                 -
                        Telephony charge / per 3 minutes                             39                39                 -

                        Installation fee                                         30,000            30,000                 -
                        Monthly flat fee                                         47,000            47,000                 -
V Dream I               Modem rental fee / month                                  5,000             5,000                 -
                        Telephony charge / per 3 minutes                             39                39                 -

                        Installation fee                                         30,000            30,000            30,000
                        Monthly flat fee                                         38,000            38,000            38,000
        V Pro           Modem rental fee / month                                 10,000             5,000             5,000
                        Telephony charge / per 3 minutes                             39                39                39

                        Installation fee                                         30,000            30,000            30,000
                        Monthly flat fee                                         28,000            28,000            28,000
        V Lite          Modem rental fee / month                                 10,000             5,000             5,000
                        Telephony charge / per 3 minutes                             39                39                39

       e-Valley         Installation fee                                         30,000            30,000            30,000
                        Monthly flat fee                                         33,000            33,000            34,000


        Anyway          Installation fee                                         30,000            30,000
                                                                                Same as           Same as
                        Monthly flat fee                                      broadband         broadband                 -

 Note 1)   The Company launched its commercial service in April
           1999.

 Note 2) Broadband bundled with telephony service charges additional KRW2,000 per month.
           (Additional KRW1,000 per month for V-Pro and V-Lite)

         Note 3) Modem rental charge for 1-year term contract of V Dream (I,II), V Pro and V Lite is KRW4,500 per month whereas regular contracts KRW5,000. As for e-Valley, the modem rental charge is free for 1-year term contract.

         Note 4) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. V Dream (I, II), V Pro contracts receive 3-11% of monthly fee discount whereas V Lite and e-Valley contracts 3-10%. Monthly modem rental fees are reduced to KRW 4,500 for 1 year, KRW 4,000 for 2 years, and KRW 3,000 for 3 years.

         Note 5) On July 1, 2002, residential telephone installation charge was abolished and discount was given for basic charge and subscription charges and telephone usage charges for long-term subscribers. Local telephony service: KRW 39/pulse; Local mobile : KRW 14.83/10 sec. A 3%~10% discount is applied to 1-3 year term contract subscribers of local telephony and local mobile services.

         Note 6) V Dream I, II refer to VDSL products. V Pro and V Lite refer to ADSL, CATV and B-WLL products

3. MAJOR FACILITIES

      A)    Status on major facilities

            [The tables below summarize more comprehensive disclosure in the original Quarterly Report in Korean. Details on registration status, district and area of the facilities have not been translated.]

            -     Land

                                                                             (Unit: KRW million)

                                         Beginning book value                Ending book value
     Description                         (As of Jan. 1, 2004)              (As of Mar. 31, 2004)
     -----------                         --------------------              ---------------------
 Dongjak Info Center                             10,166                             10,166
 Seongbuk Info Center                             5,514                              5,514
 S. Ulsan Info Center                             3,708                              3,708
Seodaemun Info Center                             6,461                              6,461
  Yunjae Info Center                              5,708                              5,708
  Ilsan Info Center                               9,642                              9,658
     IDC building                                22,608                             22,608
 Taegu Branch Office                             12,699                             12,699
Suwon Switching Office                            4,479                              4,479
  Honam Info Center                              17,215                             17,215
        Others                                   56,994                             56,994
                                                -------                            -------
        Total                                   155,194                            155,210
                                                -------                            -------

            -     Building

                                                                            (Unit: KRW million)

                                         Beginning book value               Ending book value
    Description                         (As of Jan. 1, 2004)              (As of Mar. 31, 2004)
    -----------                         ---------------------             ---------------------
Dongjak Info Center                             27,339                             27,160
S. Ulsan Info Center                             6,343                              6,296
 Songpa Info Center                              6,832                              6,773
Seongbuk Info Center                             8,216                              9,557

E.Busan Info Center                             12,320                             12,247
   Daejon Branch                                 9,935                              9,857
    IDC building                                30,142                             29,922
    Taegu Branch                                 9,903                              9,821
 Daejon Info Center                              6,792                              6,739
 Ilsan Info Center                              47,416                             47,114
       Others                                  112,716                            110,204
                                               -------                            -------
       Total                                   277,954                            275,690
                                               -------                            -------

            -     Structures

                                                                     (Unit: in millions of Won)

                                          Beginning book value              Ending book value
    Description                           (As of Jan. 1, 2004)            (As of Mar. 31, 2004)
    -----------                           --------------------            ---------------------
Dongjak Info Center                              54                                 53
Seongbuk Info Center                             68                                 67
Others                                           55                                 55
                                                ---                                ---
        Total                                   177                                175
                                                ---                                ---

            -     Equipment

                                                                             (Unit: KRW million)

                                         Beginning book value                Ending book value
      Description                        (As of Jan. 1, 2004)              (As of Mar. 31, 2004)
      -----------                        --------------------              ---------------------
Exchange, etc.                                  111,209                            112,747
Transmission, etc.                              980,246                            939,778
Telecom. Lane, etc                              455,019                            452,521
Terminal device                                 242,084                            220,938
Information facility, etc                       216,449                            196,973
Power facility, etc                              59,670                             56,888
                                              ---------                          ---------
       Total                                  2,064,677                          1,979,845
                                              ---------                          ---------

            -     Vehicles

                                                                               (Unit: KRW million)

                                           Beginning book value                Ending book value
       Description                         (As of Jan. 1, 2004)              (As of Mar. 31, 2004)
       -----------                         --------------------              ---------------------
Vehicles                                          176                                 59
                                                  ---                                 --
          Total                                   176                                 59
                                                  ---                                 --

            -     Others

                                                                                     (Unit: KRW millions)

                                                   Beginning book value                Ending book value
    Description                                   (As of Jan. 1, 2004)              (As of Mar. 31, 2004)
    -----------                                   ---------------------             ---------------------
Ordinary Equipments                                      6,920                              3,414
Computation Equipments                                  12,358                              5,654
Leased Establishments                                    1,596                                 30

Connected Establishments                                    32                                  0
          -----                                         ------                              -----
          Total                                         20,906                              9,098
          -----                                         ------                              -----

B) Capital Expenditure ("CAPEX") plan

            -     CAPEX in 1Q 2004

                     (Unit: KRW billions)

  Item                            1Q 2004
  ----                            -------
Backbone                            7.7
Last-mile                          15.5
   IDC                                -
 Others                             0.6
                                   ----
  Total                            23.8
                                   ----

            -     CAPEX plan

                                                                            (Unit: KRW billion)

  Item                               2004(E)                 2005(E)                    2006(E)
  ----                               -------                 -------                    -------
Backbone                              97.4                    72.8                          -
Last-mile                            194.5                   163.9                          -
   IDC                                 5.3                     1.3                          -
 Others                               59.3                    82.2                          -
                                     -----                   -----                       ----
  Total                              356.5                   320.2                          -
                                     -----                   -----                       ----

* These figures are subject to changes due to the fluctuation of equipment prices. We currently have no definitive CAPEX plan for the fiscal year 2006.

4. SALES AND MARKETING

      A)    Revenue breakdown

                                                                                 (Unit: KRW million)

Type of Service                    Products                    1Q 2004        1Q 2003         2003
---------------                    --------                    -------        -------         ----
     Voice              Local call and Interconnection          64,183         57,876        249,041
  Leased line          Leased line service and Internet
                                   Dedicated                    10,040          9,169         37,992
   Broadband              Broadband Internet services          245,618        237,413        982,693
     Others              VoIP network service and PABX          29,454         24,656        105,610
                                                               -------        -------      ---------
                       Total                                   349,296        329,114      1,375,336
                                                               -------        -------      ---------

      B)    Marketing channel

            -     Sales Organization

[SALES ORGANIZATION CHART]

            -     Marketing channel

[MARKETING CHANNEL CHART]

            -     Conditions for subscription

                  - - Payments are cash only, and can be made via automatic funds transfer or credit cards

                  -     - Fee structure

                        -     Installation: paid at installation.

                        -     Equipment rental fee: monthly flat fee
                              (eg. Modem, UTA).

                        -     Monthly charge: Monthly flat charge.

            -     Sales strategy

                  -     Strengthen and minimize the in-house sales force

                        - Retain good sales personnel and streamline the sales channels to maximize operating efficiency.

                        - Diversify the sales force via various remuneration schemes (full-time, contract, incentives)

                  - Minimize the cost of marketing through maximizing the use of existing external marketing channels.

                        - establish marketing network by leveraging the existing sales and marketing channels.

                        - maximize the use of indirect marketing channels through outsourcing

                  -     Strategic alliances with SO/ROs

                        - maintain strategic alliances with local cable operators (SO/ROs).

                        - maintain strategic alliances with Powercomm and SOs to secure the subscribers from the CATV network.

      5.    ORDERS

            - Not Applicable

6. DERIVATIVE CONTRACTS IN FOREIGN CURRENCY (AS OF MARCH 31, 2004)

                                                                     (Unit: in million US$)

                                                   Spot                               Swap
                                                  ------                             ------
Position                                          -203.6                             -218.0
Asset (Swap Buy)                                       -                                  -
Debt                                               203.6                              218.0

* Hanaro entered into cross currency and interest rate swap contracts as hedging tools for the USD63,065,475 loan on December 19, 2003, and for the syndicated loan agreement amounting to USD138,744,045 on Feb. 6, 2004.

7. MATERIAL AGREEMENTS

A)    Material Agreement

      -     Leased Line Contract

          Agreement                  Counterpart                    Term                     Details
          ---------                  -----------                    ----                     -------
CATV access network lease             Powercomm              May 2002 ~ May 2005              CATV
agreements                                                  July 2003 ~ July 2006              HFC
                                                           March 2001 ~ March 2006         Optic-fiber

Interconnection agreements         Major carriers                     -                 Interconnectivity
among basic                                                                                 agreement
telecommunications carriers                                                             between carriers

Telecommunications network              KEPCO                May 2002 ~ May 2005         Use of KEPCO's
interconnection agreement                                                               equipments (EPP)

Telecommunication conduit        Seoul Metropolitan                                         Lease of
lease agreement                     Rapid Transit         October 2001 ~ June 2004         underground
                                     Corporation                                             conduit

Telecommunication conduit        Seoul Metropolitan                                         Lease of
lease agreement                  Subway Corporation        October 2001 ~ May 2004         underground
                                                                                             conduit

      -     Major lease contracts

                                                            Contract amount
                                  Contract period          (in million KRW)              Lessor
                                  ---------------          -----------------             ------
Shindonga Fire & Insurance   Apr. 20, 04 ~ Apr. 19, 07          30,882        Shindonga Fire & Insurance
Bldg

Kukje Electronics Bldg.      Mar, 03, 04 - Oct. 10, 05           3,504        Shinwon Development, Inc.

Kangnam Switch Office        Jun. 25, 99 - Jun. 24, 04           2.200        Yoonik CNC, Inc.

Boondang Switch Office        Jul 1, 03 - Jun. 30, 04            2.062        SKT, Inc.

Incheon Switch Office         May 27, 03 - May 26, 04            1.967        Dacom, Inc.

Boopyung Customer Center     Feb. 1, 03 ~ Jan. 31, 05            1.550        Chang Hee Choi

Sasang Transmission Office   Jul. 1, 03 - Feb. 28, 06            1.100        LG Industrial systems

S. Busan Customer Service    Jan. 22, 00 - Jan. 21, 05           1.050        Kolon Sporex
Center

E. Busan Switch Office         Jul 1, 03 ~ Jun 30, 04            1.000        Dacom, Inc.

Homan Branch Office          Oct. 1, 02 ~ Sep. 30, 04            2.300        Hyundai Securities

Ilsan Switch Office          Jan. 24, 03 ~ Jan. 24, 05           2.000        Hanmi Bank

Honam Branch Office          Jan. 1, 03 ~ Dec. 31, 04            1.871        Kwangju Labor Union Office

Suwon Switch                  Oct. 8, 03 ~ Oct. 7, 07            1,200        Hanmi Bank

S. Ulsan Switch Office       Sep. 01, 03 ~ Aug. 31, 04           1.200        Hankook Cable TV Ulsan
                                                                              Broadcasting

Kyungbuk Branch Office       Apr. 1, 01 ~ Jun. 30, 04            1.100        KTF

Incheon Keyang Information   Oct .1, 02 ~ Sep. 30, 04            1.068        Daewoo motor sales
Center

      -     Hedging Contract

            -     KRW Interest Swap : KRW 100 billion

      -     Transfer of Business with Major Shareholders

            -     DreamX.net Co

                  -     Date of board resolution : February 19, 2002

                  -     Details of transfer

                        -     Company name: DreamX.net Co.

                        - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

                        -     Assets: KRW 320 million

                        -     Liabilities: KRW 140 million

                  -     Purpose of transfer:

                        - To consolidate the Company's e-business by eliminating the overlapping business area.

            -     Dreamline

                  - The basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2003. Hanaro locally filed a corporate disclosure on February 6, 2004.

8. RESEARCH AND DEVELOPMENT ACTIVITIES

      A)    Summary of R&D activities

            -     The basic directions of R&D activities are as follows:

                  - 1) To improve the service quality, 2) develop the efficient management control, and 3) to develop new service models.

                  - Timely business investment into infrastructure and testing the new technology through feasibility test of the current system.

                  -     Developing technology for NGN, BCN

                  - Developing technology for the convergence of the fixed and wireless businesses, and for the integration of broadcasting and telecommunications

            -     R&D unit

                  - Technology Research Team - Systems/ Service/ Artificial Intelligence.

                  -     System Technology Team: System Evaluation 1, 2

            -     R&D Expenses

                                                                                   (Unit: KRW million)

                  Items                                        1Q 2004           2003            2002
                  -----                                        -------           ----            ----
Research expenses                                                974            4,889            5,784
Ordinary R&D expenses (intangible assets)                         19            5,065            6,885
Others                                                             -                -                -
Total                                                            993            9,954           12,669

B) Achievement in R&D

              Major R&D                                Period                     Developed by
              ---------                                ------                     ------------
VoIP auto-installation system                     Feb. 24, 2003 ~                   Internal
                                                   Mar. 31, 2003

Managing, controlling and testing of the          Feb. 1, 2003 ~         Hanaro Telecom Co, and 11 other
next-generation network services                   Jan. 31, 2004                    companies

ACL initiation management system                  Aug. 1, 2003 ~                  Ifeelnet Co.
                                                   Nov. 30, 2003

Regional network monitoring system for HFC        Mar. 1, 2003 ~                    Internal,
access network                                     Aug. 15, 2003                  Ifeelnet Co.

Information network management system             Feb. 1, 2003 ~                    Internal,
                                                   Dec. 31, 2003                    Daims Co.

Local network management system                   Jul. 1, 2003 ~                    Internal,
                                                   Dec. 31, 2003                  Ifeelnet Co.

DSLAM management system                           Feb. 1, 2003 ~                    Internal,
                                                   Jan. 31, 2004                Nuri Telecom Co.

Web-based telephony traffic analysis tool         Aug. 1, 2003 ~                    Internal
                                                   Jan. 20, 2004

Mobile telephone NP traffic analysis tool         Jan. 10, 2004 ~                   Internal
                                                   Feb. 29, 2004

Development of HFC subscriber management          Sep. 1, 2002 ~                  E1 Cyber Co.
system with LDAP                                   Apr. 30, 2003

VoIP Network & QoS                                Mar. 1, 2002 ~                    Internal
                                                   Jun. 30, 2003

VoIP system software for Hanafos AnyWay           May, 1, 2003 ~                   GiFone Inc.
(wireless LAN service)                             Dec. 19, 2003

Intelligent network system architectural           Jun. 1, 2003 ~                   Internal
change (DB unification)                            Nov. 31, 2003

IN CDR fault correction                           Sep. 1, 2003 ~                    Internal
                                                   Dec. 31. 2003

NP among mobile operators                          Jun. 1, 2003 ~                   Internal
                                                   Nov. 30, 2003

IN fault indication system                        Jul. 1, 2003 ~                    Internal
                                                   Nov. 30, 2003

Number portability service G/W management         Jan. 1, 2004 ~                    Internal
system                                             Mar. 31, 2004

Telephone card                                    Feb. 1, 2004 ~                    Internal
                                                   Mar. 31, 2004

C)    Major Projects in Process

                            Projects                                                Period
                            --------                                                ------
Domestic long-distance telephony network management system                Mar. 1, 2003 ~ Dec. 31, 2004

Regional HFC last-mile management system                                  Mar. 1, 2004 ~ Dec. 31, 2004

IN management system                                                      Mar. 1, 2004 ~ Jun. 30, 2004

DSLAM network management system                                           Feb. 1, 2004 ~ Oct. 31, 2004

International telephony NMS                                               Mar. 15, 2004 ~ Oct. 31, 2004

VoIP protocol verification tool                                           Mar. 1, 2004 ~ Dec. 31, 2004

Call Data-based VoIP QMS                                                  Mar. 1, 2004 ~ Nov. 30, 2004

HFC SuMS - 2nd development                                                May. 1, 2004 ~ Apr. 30, 2005

MNP gateway management system                                             Jan. 1, 2004 ~ Mar. 31, 2004

Telephone card service                                                    Feb. 1, 2004 ~ Mar. 31, 2004

Telephony Service Authentication                                          Mar. 1, 2004 ~ Apr. 30, 2004

`Biz Ring'                                                                Apr. 1, 2004 ~ Jul. 31, 2004

9.    OTHER MATTERS NECESSARY FOR INVESTMENT DECISIONS

      A)    Summary of external financing

            -     Domestic

                                                                                       (Unit: KRW billion)

                                                  Beginning                                    Balance
                                                (as of Jan. 1,                             (as of Mar. 31,
              Source                                2004)          Increase (decrease)          2004)
              ------                            --------------     -------------------     ---------------
Commercial banks                                     303.8                 (19.0)                284.8

Insurance companies                                      -                     -                     -

Merchant banks                                           -                     -                     -

Lease companies                                       55.3                  (9.6)                 45.7

Mutual savings & finance companies                       -                     -                     -

Other financial institutions                          56.2                   0.5                  56.7

Sub-total (financial institutions)                   415.3                 (28.1)                387.2

Corporate bonds (public offering)                    660.0                 (60.0)                  600

Corporate bonds (private placement)                   31.0                     -                  31.0

***Issuance of new shares                          2,277.6                     -                22,776

Asset Backed Securities                               32.5                 (32.5)                    -

*Others                                              100.0                (100.0)                    -

Sub-total (capital market)                         3,101.1                (192.5)              2,908.6

Debt to shareholders, directors,                         -                     -                     -
affiliated companies

**Others                                              25.9                 (25.9)                    -

                 Total                             3,542.3                (246.5)              3,295.8

      * Refers to the issuance of commercial paper.

      **Others comprise issuance of ABL. Please refer to applicable Note in Audit Report.

      *** Beginning amount and the balance of issuance of new shares refer to the accumulated amount of share issuance.

      -     Overseas Financing

                                                                                        (Unit: USD million)

                                                   Beginning.                                   Balance
                                                 (as of Jan. 1,                             (as of Mar. 31,
             Source                                  2004)           Increase (decrease)          2004)
             ------                            ------------------    -------------------    ---------------
Financial institutions                                63.1                  138.7                201.8
Overseas corporate bond issue                            -                      -                    -
*Overseas issuance of new shares                     360.0                      -                360.0
Others                                                 2.9                   (1.1)                 1.8
Total                                                426.0                  137.6                563.6

      * Refers to the initial IPO on NASDAQ in April, 2000.

B) Summary of external financing

      -     Trust contract

                                                                                   (Unit: in million Won)

       Trustor             Trustee Bank          Date of trust       Amount              Remark
       -------             ------------          -------------      -------              ------
                                                                                Transfer of beneficiary
                                                                                certificate to HanaFos
Hanaro Telecom, Inc.       Shinhan Bank          Oct. 23, 2001      965,348     Securitization Speciality
                                                                                Co., Ltd.

            -     Asset Management Contract

                  -     Name of company: HanaFos Securitization Speciality Co.,
                        Ltd.

                  - Contract period: from October 9, 2001 until Hanaro exists as a legal entity

                  -     Consideration in Kind and amount of cash consideration

                        - In-Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers

                        -     Amount: KRW 965,348 million

                  - Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

                  -     Management costs and fees

                        - Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

C) Credit rating for the past 3 years

                     Subject of credit
  Date                    rating              Credit                 Credit rating company
  ----               -----------------        ------                 ---------------------
04/20/00             Commercial paper           A30         Korea Management Consulting & Credit
                                                            Rating Corporation

04/20/00              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

05/09/00             Commercial paper           A30         Korea Investors Service, Inc.

05/09/00              Corporate bond           BBB-         Korea Investors Service, Inc.

05/25/00              Corporate bond           BBB-         Korea Investors Service, Inc.

05/25/00              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

10/23/00              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

10/24/00             Commercial paper           A30         Korea Investors Service, Inc.

10/24/00              Corporate bond           BBB-         Korea Investors Service, Inc.

03/13/01             Commercial paper           A30         Korea Management Consulting & Credit
                                                            Rating Corporation

05/31/01              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

07/31/01              Corporate bond           BBB-         Korea Investors Service, Inc.

02/05/02             Commercial paper           A30         Korea Investors Service, Inc.

02/05/02              Corporate bond           BBB-         Korea Investors Service, Inc.

02/06/02             Commercial paper           A30         Korea Investors Service, Inc.

02/06/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

03/13/02              Corporate bond           BBB-         Korea Investors Service, Inc.

03/14/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

04/23/02              Corporate bond           BBB-         Korea Investors Service, Inc.

04/23/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

11/07/02              Corporate bond           BBB-         Korea Investors Service, Inc.

11/07/02             Commercial paper           A30         Korea Investors Service, Inc.

11/07/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

11/07/02             Commercial paper           A30         Korea Management Consulting & Credit
                                                            Rating Corporation
 2/14/03              Corporate bond           BBB-         Korea Investors Service, Inc.

 2/14/03              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

 6/26/03             Commercial paper           A30         Korea Investors Service, Inc.

 6/26/03              Corporate bond           BBB-         Korea Investors Service, Inc.

 6/30/03             Commercial paper           A30         Korea Management Consulting & Credit
                                                            Rating Corporation

 6/30/03              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation

III.  FINANCIAL INFORMATION

1. SUMMARIZED FINANCIAL STATEMENTS

                                                                                         (Unit: KRW million)

            Description                 1Q 2004         2003           2002           2001           2000
            -----------                 -------        ----            ----           ----           ----
[Current Asset]                          636,510        672,571        676,104        642,773        704,084
                                       ---------      ---------      ---------      ---------      ---------

Quick assets                             635,295        671,302        665,242        628,471        673,484

Inventories                                1,215          1,269         10,862         14,302         30,600
                                       ---------      ---------      ---------      ---------      ---------

[Non-current Asset]                    2,610,521      2,709,351      2,925,467      2,937,920      2,642,005
                                       ---------      ---------      ---------      ---------      ---------

Investment Securities                    119,915        117,922        188,425        203,435        194,114

Property and Equipment                 2,442,897      2,542,994      2,695,529      2,718,361      2,427,970

Intangible Asset                          47,709         48,435         41,513         16,124         19,921
                                       ---------      ---------      ---------      ---------      ---------
TOTAL ASSETS                           3,247,031      3,381,922      3,601,570      3,580,693      3,346,089
                                       ---------      ---------      ---------      ---------      ---------
[Current Liabilities]                    491,559        794,804      1,328,161        904,816        743,862

[Non-current Liabilities]                999,410        828,763        898,739      1,246,547        931,024
                                       ---------      ---------      ---------      ---------      ---------
TOTAL LIABILITIES                      1,490,969      1,623,567      2,226,900      2,151,363      1,674,886
                                       ---------      ---------      ---------      ---------      ---------
[Paid-in Capital]                      2,310,676      2,310,676      1,396,613      1,320,000      1,320,000

[Capital in excess of par value]         344,642        344,642        692,815        693,205        693,205

[Retained Earning]                      -880,015       -874,573       -709,237       -586,097       -341,984

[Capital Adjustment]                     -19,241        -22,390         -5,521         -2,221            -18
                                       ---------      ---------      ---------      ---------      ---------
TOTAL SHAREHOLDERS' EQUITY             1,756,062      1,758,355      1,374,670      1,429,329      1,671,203
                                       ---------      ---------      ---------      ---------      ---------
Revenue                                  349,296      1,375,335      1,253,859        825,449        336,187

Operating Profit                          25,214         75,207          6,080       -165,188       -296,577

Ordinary Profit                           -5,441       -165,336       -123,140       -244,113       -299,114

Net Income                                -5,441       -165,336       -123,140       -244,113       -299,118

      (Note) " - "indicates minus figures

2. ACCOUNTING STANDARDS

      Hanaro maintains its official accounting records in Korean won and prepare statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea

3. ACCOUNTING INFORMATION

      A) Allowance for bad debts conditions

            -     Details of allowance for bad debts in last three years

                                                                                             (Unit : KRW, %)

                                                               Allowance for bad          Ratio of Allowance
                  Items                    Total Amount              debts                   for bad debts
                  -----                    ------------        -----------------          ------------------
1Q 2004     Trade Receivables            257,119,292,505         43,502,163,627                 16.92%
 2003       Trade Receivables            246,476,737,607         36,955,187,384                 14.99%
 2002       Trade Receivables            219,346,527,526         13,516,918,140                   6.2%

            -     Changes of allowance for bad debts in last three years

                                                                                           (Unit : KRW)

                                       1Q 2004                      2003                       2002
                                       -------                      ----                       ----
Beginning Balance                   36,955,187,384             13,516,918,140             3,357,639,983
Net using amount                     1,513,798,509              2,134,473,441                40,343,807
Appropriated amount                  8,060,774,752             25,572,742,685            10,199,621,964
Ending Balance                      43,502,163,627             36,955,187,384            13,516,918,140

            -     Methods of allowance for bad debts

                                                                                             (Unit : KRW, %)

                                         Amount of trade        Allowance for bad         Ratio of Allowance
                 Periods                   receivables                debts                  for bad debts
                 -------                 ---------------        ------------------        ------------------
1Q 2004     Long Term                     11,310,475,141          11,310,475,141                 100.0%

            2 years ~ 3 years              5,811,008,556           4,977,128,828                  85.7%

            1 year ~ 2 years              16,788,683,644          12,853,416,198                  76.6%

            4 months ~ 1 year             23,838,689,990          13,280,534,193                  55.7%

            ~ 4 months                    37,103,064,709             371,030,647                   1.0%

            Estimated revenue            120,981,723,349             604,908,617                   0.5%

            Other revenue                 10,467,000,244             104,670,002                   1.0%
                                         ---------------          --------------                 -----
            Total                        226,300,645,633          43,502,163,627                  19.2%
                                         ---------------          --------------                 -----
 2003       Long Term                     11,320,724,801          11,320,724,801                 100.0%

            2 years ~ 3 years              5,340,161,031           4,095,899,080                  76.7%

            1 year ~ 2 years              13,409,511,926           9,433,591,640                  70.4%

            4 months ~ 1 year             22,176,458,660          11,039,441,121                  49.8%

            ~ 4 months                    36,886,816,295             368,868,163                   1.0%

            Estimated revenue            118,091,375,554             590,456,878                   0.5%

            Other revenue                 10,620,570,172             106,205,702                   1.0%
                                         ---------------          --------------                 -----
            Total                        217,845,618,439          36,955,187,384                  17.0%
                                         ---------------          --------------                 -----
 2002       2 years ~ 3 years              1,754,155,204           1,501,622,903                  85.4%

            1 year ~ 2 years               6,446,266,771           4,030,205,985                  62.5%

            4 months ~ 1 year             17,628,018,584           6,973,644,152                  39.6%

            ~ 4 months                    29,212,444,965             292,124,450                   1.0%

            Estimated revenue            114,746,096,018             573,730,480                   0.5%

            Other revenue                 14,559,017,030             145,590,170                   1.0%
                                         ---------------          --------------                 -----
            Total                        184,345,998,572          13,512,642,119                   7.3%
                                         ---------------          --------------                 -----

            -     Outstanding balance of Trade Receivables in 1Q 2004

                                                                                              (Unit: KRW)

                                       6 months ~         1 year ~
                  ~ 6 months             1 year           3 years            3 years ~       Total
                  ----------           ----------         --------           ---------       -----
Amounts        204,614,361,061      19,511,067,916     32,993,863,528            -       257,119,292,505
Ratio                     79.6%                7.6%              12.8%           -                   100%

B)       Inventories & Due Diligence

         -        Details of inventories on business sector in last three years

                                         (Unit : KRW million)
-------------------------------------------------------------
Business sector              1Q 2004        2003       2002
---------------              -------        ----       ----
Broadband                     1,215        1,269      10,862
Total                         1,215        1,269      10,862
Total Asset to Ratio          0.037%       0.037%      0.302%

         -        Due Diligence on Inventories

                  - Deloitte Touche Tohmatsu took part in the due diligence on inventories during reviewing 1Q 2004 Financial Statements.

C) Details and ground of change in accounting standard in recent 5 fiscal years

         - The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9
                  - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

D)       Fiscal years recorded net loss in last 5 years

           Net loss amounts
             (KRW billion)                            Reason
           ----------------                           ------
2003             165.3               Large investments in early business stage
                                       Write-off of idle equipments
2002             123.1               Large investments in early business stage
2001             244.1               Large investments in early business stage
2000             299.1               Large investments in early business stage
1999             70.9                Large investments in early business stage

3. FINANCIAL STATEMENTS

         A) Non-consolidated balance sheet (As of the end of March 31, 2004 and the end of December 31, 2003)

                                                                                                     Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
                           ASSETS                                       2004          2003           2004          2003
                                                                        ----          ----           ----          ----
                                                                           (In millions)               (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                                W   189,160   W   196,128   $   164,975   $   171,052
   Short-term financial instruments (Notes 4 and 5)                      184,470       217,272       160,884       189,492
   Short-term investment securities (Note 6)                                 251           273           219           238
   Trade receivables, net of allowance for doubtful accounts
     of W43,502 million in 2004 and W36,955 million in
     2003, and discount on present value of W4
        million in 2004 and W5 million in 2003                           211,895       207,799       184,803       181,231
   Short-term loans, net of allowance for doubtful accounts
     of W307 million in 2004, and discount on present value
     of W572 million in 2004 and W596 million in 2003
     (Note 9)                                                             15,639        14,451        13,639        12,603
   Accounts receivable-other, net of allowance for doubtful
     accounts of W2,899 million in 2004 and 2003                           3,885         3,140         3,388         2,739
   Accrued income                                                         10,268         6,249         8,955         5,450
   Prepaid expenses                                                       18,650        21,921        16,265        19,118
   Prepaid income tax                                                        320         2,347           279         2,047
   Advanced payments                                                         756         1,548           659         1,350
   Forward exchange contracts                                                  -           173             -           151
   Inventories                                                             1,216         1,270         1,062         1,108
                                                                     -----------   -----------   -----------   -----------
                                                                         636,510       672,571       555,128       586,579
                                                                     -----------   -----------   -----------   -----------

NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                             7             7             6             6
   Long-term investment securities (Note 7)                               40,003        24,984        34,888        21,790
   Investment securities using the equity method (Note 8)                 11,590        20,338        10,108        17,738
   Long-term trade receivables, net of discount on present
     value of W648 million in 2004 and W 680 million in
     2003                                                                  1,069         1,038           932           905
   Long-term loans, net of discount on present value of
      W2,148 million in 2004 and W2,525 million in 2003
     (Note 9)                                                             10,492        13,483         9,151        11,759
   Key-money deposits                                                     44,136        45,180        38,493        39,403
   Long-term prepaid expenses                                             12,618        12,893        11,005        11,245
   Property and equipment, net (Notes 2, 10, 12 and 13)                2,442,897     2,542,994     2,130,557     2,217,856
   Intangibles (Note 11)                                                  47,709        48,434        41,610        42,241
                                                                     -----------   -----------   -----------   -----------
                                                                       2,610,521     2,709,351     2,276,750     2,362,943
                                                                     -----------   -----------   -----------   -----------
           Total Assets                                              W 3,247,031   W 3,381,922   $ 2,831,878   $ 2,949,522
                                                                     ===========   ===========   ===========   ===========

                                                                                                     Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
         LIABILITIES AND SHAREHOLDERS' EQUITY                           2004          2003           2004          2003
                                                                        ----          ----           ----          ----
                                                                           (In millions)               (In thousands)
CURRENT LIABILITIES:
   Trade payables                                                    W    26,778   W    31,319   $    23,354   $    27,315
   Other accounts payable                                                 71,959       116,686        62,759       101,767
   Short-term borrowings                                                       -       163,000             -       142,159
   Advances received                                                       3,050         3,268         2,660         2,850
   Accrued expenses                                                       55,218        60,780        48,158        53,009
   Withholdings                                                           21,389        20,172        18,654        17,593
   Current portion of Asset Backed Loans (Note 13)                             -        32,510             -        28,353
   Current maturities of long-term debt, net of discount on
     debentures of W2,891 million in 2004 and W3,476 million
     in 2003, and net of present value discount of W1,697
     million in 2003 (Notes 12 and 13)                                   286,251       352,226       249,652       307,192
   Forward exchange contract (Note 15)                                     7,228             -         6,304             -
   Interest rate swap (Note 15)                                           18,018        13,058        15,714        11,388
   Other current liabilities                                               1,667         1,785         1,454         1,557
                                                                     -----------   -----------   -----------   -----------
                                                                         491,558       794,804       428,709       693,183
                                                                     -----------   -----------   -----------   -----------

LONG-TERM LIABILITIES:
   Long-term debt, net (Note 13)                                         432,918       242,523       377,567       211,515
   Debentures, net (Note 13)                                             464,318       481,753       404,952       420,158
   Long-term obligations under capital leases (Note 12)                   43,080        48,570        37,572        42,360
   Long-term advances received                                            14,022        14,315        12,229        12,485
   Accrued severance indemnities, net (Note 2)                            24,344        21,728        21,231        18,950
   Long-term deposits received                                            20,729        19,874        18,079        17,333
                                                                     -----------   -----------   -----------   -----------
                                                                         999,411       828,763       871,630       722,801
                                                                     -----------   -----------   -----------   -----------
           Total Liabilities                                           1,490,969     1,623,567     1,300,339     1,415,984
                                                                     -----------   -----------   -----------   -----------

SHAREHOLDERS' EQUITY (Note 16):
   Capital stock                                                       2,310,676     2,310,676     2,015,242     2,015,242
   Paid-in capital in excess of par value                                344,642       344,642       300,577       300,577
   Accumulated deficit                                                  (880,014)     (874,573)     (767,499)     (762,753)
   Capital adjustments:
     Stock compensation (Note 17)                                          6,237         5,916         5,440         5,159
     Valuation loss on available-for-sale securities (Note 7)             (7,576)       (6,806)       (6,606)       (5,936)
     Valuation gain (loss) on investment securities using the
         equity method (Note 8)                                              115        (8,442)          100        (7,363)
     Valuation loss on interest swap (Note 15)                           (18,018)      (13,058)      (15,715)      (11,388)
                                                                     -----------   -----------   -----------   -----------
           Total Shareholders' Equity                                  1,756,062     1,758,355     1,531,539     1,533,538
                                                                     -----------   -----------   -----------   -----------
           Total Liabilities and Shareholders' Equity                W 3,247,031   W 3,381,922   $ 2,831,878   $ 2,949,522
                                                                     ===========   ===========   ===========   ===========

           B) Non-consolidated statements of operations (For the three month periods ended March 31, 2004 and 2003)


                                                                                                      Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
                                                                        2004           2003          2004          2003
                                                                     -----------   -----------   -----------   -----------
                                                                     (In millions, except per    (In thousands, except per
                                                                           share amount)                share amount)
OPERATING REVENUE (Note 22)                                          W   349,296   W   329,114   $   304,636   $   287,035

OPERATING EXPENSES (Notes 18 and 20)                                     324,081       335,467       282,645       292,575
                                                                     -----------   -----------   -----------   -----------

OPERATING INCOME (LOSS)                                                   25,215        (6,353)       21,991        (5,540)
                                                                     -----------   -----------   -----------   -----------

NON-OPERATING INCOME:
   Interest income                                                         6,737         5,806         5,876         5,064
   Gain on foreign currency transactions and translation                   5,767           160         5,030           140
   Gain on disposal of long-term investment securities                       108            70            94            61
   Gain on disposal of property and equipment                                 65           679            57           592
   Gain on transaction of forward exchange contract                            -           343             -           299
   Other                                                                   1,559         1,128         1,359           983
                                                                     -----------   -----------   -----------   -----------
                                                                          14,236         8,186        12,416         7,139
                                                                     -----------   -----------   -----------   -----------
NON-OPERATING EXPENSES:
   Interest expense                                                       27,970        37,971        24,394        33,116
   Asset Backed Securities expense (Note 14)                                 490         3,286           427         2,866
   Loss on valuation of trading securities                                     -         2,007             -         1,750
   Loss on disposal of short-term investments                                 86           837            75           730
   Impairment loss on long-term investment securities                        180             -           157             -
   Loss on valuation of investments using the equity method
     (Note 8)                                                                283         2,152           247         1,877
   Loss on foreign currency transactions and translation                      79         8,399            69         7,325
    Loss on disposal of property and equipment                               812           401           708           350
    Loss on redemption of debts                                                -           308             -           269
   Loss on disuse of property and equipment                                7,293             -         6,361             -
   Loss on valuation of forward exchange contract (Note 15)                7,401             -         6,455             -
   Donations                                                                 200           202           174           176
   Other                                                                      98            73            85            64
                                                                     -----------   -----------   -----------   -----------
                                                                          44,892        55,636        39,152        48,523
                                                                     -----------   -----------   -----------   -----------

ORDINARY LOSS                                                             (5,441)      (53,803)       (4,745)      (46,924)

EXTRAORDINARY ITEMS                                                            -             -             -             -
                                                                     -----------   -----------   -----------   -----------

LOSS BEFORE INCOME TAX                                                    (5,441)      (53,803)       (4,745)      (46,924)

INCOME TAX EXPENSE (Note 19)                                                   -             -             -             -
                                                                     -----------   -----------   -----------   -----------

NET LOSS                                                             W    (5,441)  W   (53,803)  $    (4,745)  $   (46,924)
                                                                     ===========   ===========   ===========   ===========

NET LOSS PER COMMON SHARE (Note 2)                                   W       (12)  W      (178)  $       (10)  $      (155)
                                                                     ===========   ===========   ===========   ===========

         C) Non-Consolidated Statements of Deposition of Deficit (For the years ended December 31, 2003 and 2002)

                                                                                                      Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
                                                                                                 -------------------------
                                                                        2003           2002          2003          2002
                                                                           (In millions)               (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
   Undisposed deficit carried over from prior year                   W  (709,237)  W  (586,097)  $  (594,698)  $  (491,445)
   Net loss                                                             (165,336)     (123,140)     (138,635)     (103,253)
                                                                     -----------   -----------   -----------   -----------
                                                                        (874,573)     (709,237)     (733,333)     (594,698)

DISPOSITION OF DEFICIT                                                         -             -             -             -
                                                                     -----------   -----------   -----------   -----------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR          W  (874,573)  W  (709,237)  $  (733,333)  $  (594,698)
                                                                     ===========   ===========   ===========   ===========

         D) Non-Consolidated Statements of Cash Flow (For the three month periods ended March 31, 2004 and 2003)

                                                                                                      Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
                                                                                                 -------------------------
                                                                        2004           2003          2004          2003
                                                                     -----------   -----------   -----------   -----------
                                                                           (In millions)               (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                          W    (5,441)  W   (53,803)  $    (4,745)  $   (46,924)
                                                                     -----------   -----------   -----------   -----------
   Adjustments to reconcile net loss to net cash provided by operating activities:
     Stock compensation expense                                              321           344           280           300
     Provision for severance indemnities                                   3,172         2,850         2,766         2,486
     Amortization of discount on debentures                                3,150         4,571         2,747         3,987
     Recognition of long-term accrued interest                                 -         3,056             -         2,665
     Employee fringe benefits                                                106           184            92           160
     Depreciation and amortization                                       114,780       100,378       100,105        87,544
     Loss on foreign currency translation                                      5         8,213             4         7,163
     Provision for doubtful accounts                                       8,368         3,805         7,298         3,319
     Loss on valuation of trading securities                                   -         2,007             -         1,750
     Loss on disposal of short-term investments                               86           837            75           730
     Loss on disposal of property and equipment                              812           401           708           350
     Impairment loss on long-term investment securities                      180             -           157             -
     Loss on valuation of investments using the equity method                283         2,152           247         1,877
     Loss on disuse of property and equipment                              7,293             -         6,361             -
     Loss on early redemption of debentures                                    -           308             -           269
     Loss on valuation of forward exchange contract                        7,401             -         6,455             -
     Ordinary development cost and other                                   2,345           179         2,046           155
     Amortization of present value discount                                 (541)         (522)         (472)         (455)
     Gain on transaction of forward exchange contract                          -          (343)            -          (299)
     Gain on disposal of property and equipment                              (65)         (679)          (57)         (592)
     Gain on disposal of long-term investment securities                    (108)          (70)          (94)          (61)
     Gain on foreign currency translation                                 (5,154)         (133)       (4,495)         (117)
                                                                     -----------   -----------   -----------   -----------
                                                                         142,434       127,538       124,223       111,231
                                                                     -----------   -----------   -----------   -----------
   Changes in assets and liabilities resulting from operations:

     Increase in inventories                                              (4,975)       (9,371)       (4,338)       (8,174)

     Increase in forward exchange contract                                     -        (1,545)           -        (1,347)
     Decrease (Increase) in trade receivables                            (10,848)        2,145        (9,461)        1,871
     Decrease (Increase) in accounts receivable-other                        366        (6,702)          319        (5,845)
     Increase in accrued income                                           (4,019)       (1,491)       (3,505)       (1,300)
     Decrease (Increase) in advanced payments                                792          (197)          691          (172)
     Increase in prepaid expenses                                         (4,223)       (4,568)       (3,683)       (3,984)
     Decrease in prepaid income tax                                        2,026         3,134         1,767         2,733
     Decrease in long-term prepaid expenses                                  274           274         239             239
     Decrease in trade payables                                           (4,521)      (15,225)       (3,943)      (13,278)
     Decrease in advances received                                          (217)         (560)         (189)         (488)
     Decrease in long-term advances received                                (293)         (310)         (256)         (270)
     Increase in withholdings                                              1,217         2,364         1,061         2,062
     Decrease in other accounts payable                                  (44,726)      (35,700)      (39,008)      (31,136)
     Increase (Decrease) in accrued expenses                              (5,562)        2,449        (4,851)        2,136
     Increase (Decrease) in other current liabilities                       (117)        1,855          (102)        1,618
     Increase (Decrease) in other long-term liabilities                      854          (151)          745          (132)
     Payments of severance indemnities                                      (777)         (748)         (678)         (652)
     Decrease in payments to National Pension                                  5             9             4             8
     Write-off of trade receivables                                       (1,514)          (72)       (1,320)          (63)
                                                                     -----------   -----------   -----------   -----------
                                                                         (76,258)      (64,410)      (66,508)      (56,174)
                                                                     -----------   -----------   -----------   -----------
   Net cash flows provided by operating activities                        60,735         9,325        52,970         8,133
                                                                     -----------   -----------   -----------   -----------

                                                                                                      Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
                                                                        2004           2003          2004          2003
                                                                     -----------   -----------   -----------   -----------
                                                                           (In millions)               (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

     Proceeds from disposal of short-term investment securities      W       187   W     7,769   $       163   $     6,776
     Collection of short-term financial instruments                      264,512        44,523       230,692        38,830
     Redemption of short-term loans                                        2,432           620         2,121           541
     Redemption of long-term loans                                         1,051           962           917           839
     Proceeds from disposal of long-term investment securities                 -            73             -            64
     Refund of key-money deposits                                          4,619         8,365         4,028         7,295
     Proceeds from disposal of property and equipment                      1,754         1,896         1,530         1,654
     Acquisition of short-term financial instruments                    (231,710)      (76,130)     (202,084)      (66,396)
     Purchase of short-term investments                                        -       (11,645)            -       (10,156)
     Extension of short-term loans                                          (163)         (214)         (142)         (187)
     Extension of long-term loans                                         (1,423)         (737)       (1,241)         (643)
     Acquisition of long-term financial instruments                            -            (2)            -            (2)
     Payment of key-money deposits                                        (3,575)         (590)       (3,118)         (515)
     Acquisition of property and equipment                                (9,417)      (50,313)       (8,213)      (43,880)
     Acquisition of intangibles                                             (262)       (4,407)         (229)       (3,843)
                                                                     -----------   -----------   -----------   -----------

   Net cash flows provided by (used in) investing activities              28,005       (79,830)       24,424       (69,623)
                                                                     -----------   -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                                       -       100,000             -        87,214
     Proceeds from long-term debt                                        216,129        40,000       188,496        34,886
     Proceed from issuance of debentures                                       -       181,304             -       158,123
     Repayment of short-term borrowings                                 (163,000)            -      (142,159)            -
     Repayment of long-term debt                                        (116,327)     (258,713)     (101,454)     (225,635)
     Decrease in Asset Backed Securities loans                           (32,510)      (29,714)      (28,354)      (25,915)
                                                                     -----------   -----------   -----------   -----------

   Net cash flows provided by (used in) financing activities             (95,708)       32,877       (83,471)       28,673
                                                                     -----------   -----------   -----------   -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                 (6,968)      (37,628)       (6,077)      (32,817)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           196,128       278,511       171,052       242,902
                                                                     -----------   -----------   -----------   -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                             W   189,160   W   240,883   $   164,975   $   210,085
                                                                     ===========   ===========   ===========   ===========

                                                                                                      Translation into
                                                                             Korean Won            U.S. Dollars (Note 2)
                                                                        2004           2003          2004          2003
                                                                     -----------   -----------   -----------   -----------
                                                                           (In millions)               (In thousands)
 NON-CASH TRANSACTIONS:
    Transfer of long-term loans to current portion                   W     3,740   W     1,006   $     3,262   $       877
    Transfer of inventories to property and equipments                     5,028        11,254         4,385         9,815
    Transfer of debentures to current portion                             20,000        88,705        17,443        77,364
    Transfer of long-term debt to current portion                         13,637        45,010        11,893        39,255
    Transfer of long-term obligation under capital leases to
      current portion                                                     14,433         8,923        12,588         7,782
    Transfer of long-term Asset Backed Securities payable to
      current portion                                                          -        32,510             -        28,353
    Recognition of loss on valuation of long-term investment
      securities as capital adjustments                                      681           603           594           526
    Transfer of construction-in-progress to property and
      equipments                                                           9,501        59,627         8,286        52,003
    Acquisition of property and equipment under long-term
      lease obligation                                                     9,025             -         7,871             -
    Transfer of investment securities using the equity method
      to long-term investment                                             16,935             -        14,770             -
    Transfer of provision for severance indemnities to
      construction in progress                                               133           363           116           317
    Transfer of depreciation to construction in progress                     154           137           134           119
    Transfer of prepaid expenses to long-term present value
      discount                                                             7,495             -         6,537             -
    Receivable from disposal of investment securities                      1,111             -           969             -

         E)    Notes to Financial Statements

We have reviewed the accompanying non-consolidated balance sheet of Hanaro Telecom, Inc. (the "Company") as of March 31, 2004, and the related non-consolidated statements of operations and cash flows for the three-month periods ended March 31, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea (Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2003 which is presented in this report, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 12, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company changed useful lives of tangible assets, effective from January 1, 2004, considering the rapid changes of technologies in the telecommunication industry, with which we concur. As a result of the change in accounting estimates, the Company's depreciation for the three-month period ended March 31, 2004 increased by W7,551 million in comparison with that calculated by applying previous useful lives.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

1. GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 80 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties as of December 31, 2003. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC and will begin to provide the service in 2004.

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline Corporation in order to facilitate and strengthen its services.

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank basic rate of W1,146.60 to US $1.00 at March 31, 2004, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

         B. Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

         C. Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

         D. Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

         E. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables, accounts receivables-other and loans for the three- month period ended March 31, 2004 are as follows (won in millions):

                                Amount
                                ------
Beginning of period            W  39,854
Provision                          8,368
Write-offs                        (1,514)
                               ---------
End of period                  W  46,708
                               =========

         F. Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

         G. Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

         H. Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

         I. Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

         J. Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                    Estimated useful lives
                                                    ----------------------
Buildings, building facilities and structures              40 years
Machinery                                                 6~15 years
Vehicles and other                                          4 years

The Company changed useful lives of tangible assets, effective from January 1, 2004, to improve financial soundness and usefulness of accounting information, considering the rapid changes of technologies in the telecommunication industry, the Company's accumulated business experience and the average useful lives used by the same industry companies. Such changes in accounting estimates increased the Company's depreciation by W7,551 million for the three-month period ended March 31, 2004 in comparison with that calculated by applying previous useful lives. The changes in the estimated useful lives as of March 31, 2004 are as follows:

                                                 Previous useful lives     Changed useful lives
                                                 ---------------------     --------------------
Buildings, building facilities and structures            50 years                40 years
Machinery (duct line)                                     8 years                15 years
Machinery (terminal equipment)                            8 years                 6 years
Vehicles and other                                      5~8 years                 4 years

         K. Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

         L. Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

      M. Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                          Estimated Useful Lives
                                          ----------------------
Goodwill                                         5 years
Intellectual proprietary rights                 5-20 years
Cable line usage rights                          20 years
Land rights                                      20 years
Development costs                                 1 year

      N. Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants are allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

      O. Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

      P. Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W24,485 million as of March 31, 2004.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W141 million as of March 31, 2004 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the three-month period ended of March 31, 2004 are as follows (won in millions):

                         Amount
Beginning of period     W  21,873
Severance payments           (777)
                        ---------
                           21,096

Provision                   3,389
                        ---------
End of period           W  24,485
                        =========

      Q. Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,146.60 to US $1.00 at March 31, 2004.

      R. Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 19).

      S. Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 17).

      T. Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month periods ended March 31, 2004 and 2003 were 462,135 thousand shares and 302,007 thousands shares, respectively.

The Company recalculated the weighted average number of common shares for three-month period ended March 31, 2003 due to the issuance of new shares in 2003 at lower price than market in accordance with Interpretation 29-54 of the Financial Accounting Standards in Korea.

Net loss for common stock for the three-month periods ended March 31, 2004 and 2003 are computed as follows (won in millions):

                                            2004       2003
                                          --------   --------
Net loss                                  W  5,441   W 53,803
Dividend for preferred stock                     -          -
                                          --------   --------
Net loss for common stock                 W  5,441   W 53,803
                                          ========   ========

      U. Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of March 31, 2004 are as follows (won in millions):

                                              Interest rate
                                           per annum (%) in 2004      Amount
                                           ---------------------    ----------
Cash on hand                                         -              W        2
Passbook accounts                                   0.1                  1,887
Time deposits                                     3.8~4.3              102,000
Money market deposit account                        3.3                     67
Money market funds                               3.49~3.94               6,000
Certificates of deposits                          3.3~4.05              79,204
                                                                    ----------
                                                                    W  189,160
                                                                    ==========

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of March 31, 2004 are as follows (won in millions):

                                              Interest rate
                                           per annum (%) in 2004      Amount
                                           ---------------------    ----------
Time deposits                                   3.66 ~ 4.6          W  181,870
Repurchase agreements                            4.3 ~ 4.7               2,600
                                                                    ----------
                                                                    W  184,470
                                                                    ==========

Long-term financial instruments as of March 31, 2004 are as follows (won in millions):

                                              Interest rate
                                           per annum (%) in 2004      Amount
                                           ---------------------    ----------
Deposits for checking accounts                       -              W        7

5. RESTRICTED DEPOSITS:

As of March 31, 2004, the following deposits are subject to withdrawal restriction for guarantee for borrowings, checking accounts and other reasons (won in millions):

                                              Amount
                                             ---------
Short-term financial instruments             W 182,670
Long-term financial instruments                      7
                                             ---------
                                             W 182,677
                                             =========

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of March 31, 2004 are as follows (won in millions):

                                                         Amount
                                             ------------------------------
                                             Acquisition cost    Book value
                                             ----------------    ----------
Held-to-maturity securities:
   Collateralized Bond Obligation            W          1,990    W      251

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of March 31, 2004 consist of the following (won in millions):

                                                               Ownership
                                                             percentage (%)     Amount
                                                             --------------   ----------
Available-for-sale securities:
   Listed equity securities:
     LG Telecom, Ltd.                                             0.37        W    3,438
     Sseomit Technology, Inc.                                     0.23                 3
     Netsecure Technology, Inc.                                   1.89                58
     C.C.S., Inc.                                                 7.22             1,547
                                                                              ----------
                                                                                   5,046
                                                                              ----------

   Investments in affiliates (unlisted equity securities):
     Hanaro Telecom & Internet Information, Inc.                 99.99             1,900
     Hanaro Telecom Asia, Inc.                                  100.00                23
                                                                              ----------
                                                                                   1,923
                                                                              ----------

                                                               Ownership
                                                             percentage (%)     Amount
                                                             --------------   ----------
   Other non-listed equity securities:
     Dreamline Co.                                               14.28        W   16,935
     Korea Information Assurance, Inc.                            0.47               100
        Korea Cable TV Media Center. Inc.                         4.32               500
     CCR Inc.                                                     2.08               484
     Dauinternet, Inc.                                            0.71                28
     Others                                                                        1,930
                                                                              ----------
                                                                                  19,977
                                                                              ----------

   Investments in funds:
     Engineering Benevolent Association                           0.02                14
     KDBC Hanaro Interventure Fund                               31.00             3,100
                                                                              ----------
                                                                                   3,114
                                                                              ----------
                                                                                  30,060
                                                                              ----------

Held-to-maturity securities:
   Debt securities:
     G.P.S. Korea Inc.                                                                 2
     Hanafos Securitization Specialty Co., Ltd.                                    8,821
     New KB STAR Guarantee ABS Specialty
     Co., Ltd.                                                                     1,120
                                                                              ----------
                                                                                   9,943
                                                                              ----------
                                                                              W   40,003
                                                                              ==========

(2) Listed equity securities as of March 31, 2004 are as follows (won in millions):

                                          Amount
                              ------------------------------
                              Acquisition cost    Fair value
                              ----------------    ----------
LG Telecom, Ltd.              W          5,396    W    3,438
Sseomit Technology, Inc.                   800             3
Netsecure Technology, Inc.               1,399            58
C.C.S., Inc.                             4,740         1,547
                              ----------------    ----------
                              W         12,335    W    5,046
                              ================    ==========

(3) Investments in affiliates as of March 31, 2004 are as follows (won in millions):

                                                   Amount
                              -------------------------------------------------
                              Acquisition cost    Net asset value    Book value
                              ----------------    ---------------    ----------
Hanaro Telephone & Internet
   Information, Inc.          W          1,900    W             -    W    1,900
M-commerce Co., Ltd.                     4,585                  -             -
Hanaro Telecom America, Inc.                23                300            23
Others                                   1,440                132             -
                              ----------------    ---------------    ----------
                              W          7,948    W           432    W    1,923
                              ================    ===============    ==========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end, and equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss on long-term investment securities charged to current operations.

(4) Other non-listed equity securities as of March 31, 2004 are as follows (won in millions):

                                                          Amount
                                     -------------------------------------------------
                                     Acquisition cost    Net asset value    Book value
                                     ----------------    ---------------    ----------
Dreamline Co.                        W         39,530    W        16,935    W   16,935
Korea Information Assurance, Inc.                 100                 85           100
Korea Cable TV Media Center. Inc.                 500                363           500
CCR Inc.                                        1,780                357           484
Dauinternet, Inc.                               1,100                 20            28
Others                                          5,806              1,325         1,930
                                     ----------------    ---------------    ----------
                                     W         48,816    W        19,085    W   19,977
                                     ================    ===============    ==========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss on long-term investment securities charged to current operations.

(5) Debt securities as of March 31, 2004 are as follows (won in millions):

                                                                  Amount
                                                      ------------------------------
                                                      Acquisition cost    Book value
                                                      ----------------    ----------
Subordinate debt investments:
     G.P.S. Korea Inc.                                W              2    W        2
     Hanafos Securitization Specialty Co., Ltd.                  9,000    W    8,821
     New KB STAR Guarantee ABS Specialty Co., Ltd.               1,120         1,120
                                                      ----------------    ----------
                                                      W         10,122    W    9,943
                                                      ================    ==========

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of March 31, 2004 are as follows (won in millions):

                                                               Ownership
                                                             percentage (%)   Book value
                                                             --------------   ----------
Hanaro Web(n)TV                                                       90.91   W    8,545
Hanaro Realty Development &
   Management Co., Ltd.                                               99.99        3,045
                                                                              ----------
                                                                              W   11,590
                                                                              ==========

(2) As of March 31, 2004, gain (loss) on valuation of equity securities is as follows (won in millions):

                               Acquisition   Net asset   Beginning
                                  cost         value     of period   Gain (loss)   Book value
                               -----------   ---------   ---------   -----------   ----------
Hanaro Web(n)TV                W    17,309   W   6,273   W   8,917   W      (372)  W    8,545
Hanaro Realty Development &
   Management Co., Ltd.              2,500       3,044       2,956            89        3,045
                               -----------   ---------   ---------   -----------   ----------
                               W    19,809   W   9,317   W  11,873   W      (283)  W   11,590
                               ===========   =========   =========   ===========   ==========

(3) Changes in the difference between acquisition cost and net asset value at time of acquisition for the three-month period ended March 31, 2004 are as follows (won in millions):

                                            Amount
                       -------------------------------------------------
                       Beginning of period   Recognition   End of period
                       -------------------   -----------   -------------
Hanaro Web(n)TV              W 3,030            W 758         W2,272

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of March 31, 2004 are as follows (won in millions):

                                                                    Amount
                                             Interest per   ----------------------
                                               annum (%)    Short-term   Long-term
                                             ------------   ----------   ---------
Loans to employees for share ownership             -        W   11,167   W   2,124
Loans to employees for housing                    2.0            1,426       8,359
Other                                              -               116          62
   Less: discount on present value                                (374)     (1,837)
                                                            ----------   ---------
                                                            W   12,335   W   8,708
                                                            ==========   =========

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the three-month period ended March 31, 2004 are as follows (won in millions):

                                                       Amount
                                 --------------------------------------------------
                                 Beginning of
                                    period      Increase   Decrease   End of period
                                 ------------   --------   --------   -------------
Land                             W    155,194   W     16   W      -   W     155,210
Buildings                             300,429          -        177         300,252
Structures                                192          -          -             192
Machinery                           3,287,080     24,680     15,178       3,296,582
Vehicles                                  344          -          -             344
Other                                  45,331        151      4,126          41,356
Construction in progress               23,848      8,279      9,501          22,626
Machinery in transit                       62        132          -             194
                                 ------------   --------   --------   -------------
                                    3,812,480     33,258     28,982       3,816,756
                                 ------------   --------   --------   -------------

Less: Accumulated depreciation
    Buildings                          22,475      2,102         15          24,562
    Structures                             16          1          -              17
    Machinery                       1,222,402    100,428      6,093       1,316,737
    Vehicles                              168        117          -             285
    Other                              24,425     11,412      3,579          32,258
                                 ------------   --------   --------   -------------
                                    1,269,486    114,060      9,687       1,373,859
                                 ------------   --------   --------   -------------
                                 W  2,542,994                         W   2,442,897
                                 ============                         =============

Depreciable assets are insured for fire and other casualty losses up to W2,464,300 million as of March 31, 2004.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W158,370 million as of March 31, 2004.

11. INTANGIBLES:

(1) Changes in intangibles for the three-month period ended March 31, 2004 are as follows (won in millions):

                                  Beginning of period    Acquisition    Amortization    End of period
                                  -------------------    -----------    ------------    -------------
Goodwill                          W               256    W         -    W        107    W         149
Intellectual proprietary rights                     8              -               2                6
Cable line usage rights                        45,388            122             638           44,872
Development costs                               2,716            142             241            2,617
Land rights                                        66              -               1               65
                                  -------------------    -----------    ------------    -------------
                                  W            48,434    W       264    W        989    W      47,709
                                  ===================    ===========    ============    =============

(2) W852 million of ordinary research and development costs were charged to expense as incurred for the three-month period ended March 31, 2004.

12. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and KRX Co., Ltd. The payment schedule for the operating leases is as follows (won in millions):

                          Underground
     Year        facilities and leased lines   Automobiles     Total
--------------
2004.4~2005.3          W    19,485             W       806   W  20,291
2005.4~2006.3               19,222                     759      19,981
2006.4~2007.3               18,938                     205      19,143
2007.4~2008.3               18,797                       -      18,797
                       -----------             -----------   ---------
                       W    76,442             W     1,770   W  78,212
                       ===========             ===========   =========

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of March 31, 2004, the acquisition cost of machinery and equipment under capital leases was W202,984 million and depreciation expense related to the these capital leases for the three-month period ended March 31, 2004 amounts to W6,314 million.

The future annual payments under these capital lease agreements as of March 31, 2004 are as follows (won in millions and dollar in thousands):

                            Principal                                 Interest
                                              Won                                    Won           Total
     Year        Korean won   US dollars   equivalent   Korean won   US dollars   equivalent   lease payment
                 ----------   ----------   ----------   ----------                ----------   -------------
2004.4~2005.3    W   59,284   $    1,746   W    2,002   W    5,211   $       65   W       75   W      66,572
2005.4~2006.3        33,042           44           50        1,775            1            1          34,868
2006.4~2007.3         9,094            -            -          332            -            -           9,426
2007.4~2008.3           894            -            -           39            -            -             933
                 ----------   ----------   ----------   ----------   ----------   ----------   -------------
                 W  102,314   $    1,790        2,052   W    7,357   $       66           76   W     111,799
                 ==========   ==========                ==========   ==========                =============
                                              102,314                                  7,357
                                           ----------                             ----------
                                              104,366                             W    7,433
                                                                                  ==========
                 Less: Current portion        (61,286)
                                           ----------
                                           W   43,080
                                           ==========

13. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of March 31, 2004 is as follows (won in millions):

                                   Interest rate per annum (%)      Amount
                                   ---------------------------    ----------
Information promotion fund                  4.37~7.25             W  149,965
General loans                               6.99~8.63                134,847
                                                                  ----------
                                                                     284,812

Less: Current portion                                                (72,856)
      Discount on present value                                       (2,616)
                                                                  ----------
                                                                  W  209,340
                                                                  ==========

On April 18, 2002, the Company transferred the beneficiary certificates of W 207,000 million for the trust amount of W 226,800 million issued by Kookmin Bank to Hana Dream Limited Co. ("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans
(ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The ABL repayment was completed as of March 31, 2004 and W398 million was recorded as interest expense for the three-month period ended March 31, 2004.

(2) Long-term debt in foreign currency as of March 31, 2004 is as follows (won in millions, dollar in thousands):

                                  Interest rate
                                  per annum (%)   US dollars   Won equivalent
                                  -------------   ----------   --------------
General loans                         4.38        $  201,810   W      231,395

Less: Current portion                                      -                -
      Discount on present value                       (6,817)          (7,817)
                                                  ----------   --------------
                                                  $  194,993   W      223,578
                                                  ==========   ==============

(3) Debentures as of March 31, 2004 are as follows (won in millions):

            Interest rate per annum (%)      Due        Amount
            ---------------------------   ---------   ----------
  15th                 7.84               2001~2004   W   15,000
17-2 nd                6.00               2002~2004       40,000
19-1 st                6.00               2002~2004       80,000
19-2 nd                6.00               2002~2005       20,000
 20th                  6.89               2002~2005      100,000
 21st                  6.00               2002~2005      170,000
 23rd                  6.00               2003~2006      190,000
 24th                  8.59               2003~2005       16,000
                                                      ----------
                                                         631,000
Less: Current portion                                   (155,000)
            Discount on present value                    (11,682)
                                                      ----------
                                                      W  464,318
                                                      ==========

(4) The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

As of March 31, 2004, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised for the 13th debenture (bond with stock warrant).

(5) On November 13, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan agreement approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$ 416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of March 31, 2004 is W311,242 million (long-term debt in local currency of W79,847 million and long-term debt in foreign currency of W231,395 million).

In relation to the above syndication loan, the Company's buildings are pledged as collateral up to W531,411 million; machinery, of which book value is W1,937,437 million as of September 30, 2003, are provided as assignable mortgage; some intellectual property rights are pledged as collateral.

(6) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of March 31, 2004 is as follows (won in millions and dollar in thousands):

                                    Long-term debt in foreign currency
Year    Debentures    Long-term debt    U.S. dollar    Won equivalent       Total
----                                                                     -----------
2005    W  155,000    W       72,856    $         -    W            -    W   227,856
2006       476,000            96,461          7,568             8,677        581,138
2007             -            50,703         42,885            49,172         99,875
2008             -            37,844         83,246            95,450        133,294
2009             -            26,948         68,111            78,096        105,044
        ----------    --------------    -----------    --------------    -----------
        W  631,000    W      284,812    $   201,810    W      231,395    W 1,147,207
        ==========    ==============    ===========    ==============    ===========

(7) Other than collateral provided to the syndication loan consortium described in the Note 13 (5), property and equipment of W142,956 million and short-term financial instruments of W76,720 million are pledged as collateral for long-term debt as of March 31, 2004.

(8) According to the covenants, debentures of 17-2nd, 19-1st, 19-2nd, 20th, 21st and 23 rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~ W1,000 billion in each fiscal year.

14. ASSET BACKED SECURITIES

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. The ABS repayment was completed as of March 31, 2004 and W490 million was recorded as asset backed securities expense for the three-month period ended March 31, 2004.

15. DERIVATIVES:

(1) Swap Contract

With reference to the Company's issuance of the 20th debenture (Floating Rate
Note) and syndication loan in foreign currency, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea and Korea Development Bank to hedge the risk of floating interest rates. In relation to the valuation of this swap contract, the Company recorded W18,018 million of valuation loss as a capital adjustment as of March 31, 2004.

 Financial                                                   Fixed rate                     Valuation loss on
institution   Contract period       Floating rate (%)           (%)       Contract amount     interest swap
-----------   ---------------   --------------------------   ----------   ---------------   -----------------
IBK            2002.5~2005.5     Government bond rate+1.95      9.90      W       100,000               3,130
KDB           2003.12~2008.11            LIBOR+3.25             7.72      $        63,065               1,287
KDB            2004.2~2008.11            LIBOR+3.25             7.60      $       138,744              13,601
                                                                                            -----------------
                                                                                                       18,018
                                                                                            =================

(2) Forward Exchange Contract

On December 19, 2003 and February 10, 2004, the Company entered into a foreign currency forward contract, relating to syndication loan in foreign currency, with Korea Development Bank to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded W7,401 million of loss on forward exchange valuation for the three-month period ended March 31, 2004 and W7,228 million of forward exchange contracts (current liabilities) as of March 31, 2004.

Contract period   Fixed exchange rate   Contract amount
---------------   -------------------   ---------------
2003.12~2008.11        1,190.00         $        63,065

 2004.2~2008.11        1,166.20                 138,744
                                        ---------------
                                        $       201,809
                                        ===============

16. SHAREHOLDERS' EQUITY:

(1) Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of March 31, 2004.

(2) The changes in shareholders' equity for the three-month period ended March 31, 2004 are as follows (won in millions):

                                                                                     Amount
                                                                  Paid-in capital
                                       Number of       Common      in excess of                      Capital
                                        shares         stock         par value        Deficits     adjustments      Total
                                      -----------   -----------   ---------------   ------------                 -----------
Beginning of period                   462,135,180   W 2,310,676   W       344,642   W   (874,573)  W   (22,390)  W 1,758,355
Net loss                                        -             -                 -         (5,441)            -        (5,441)
Loss on valuation of interest swap              -             -                 -              -        (4,960)       (4,960)
Gain on valuation of available-for-
  sale securities                               -             -                 -              -         7,788         7,788
Stock options                                   -             -                 -              -           320           320
                                      -----------   -----------   ---------------   ------------   -----------   -----------
End of period                         462,135,180   W 2,310,676   W       344,642   W   (880,014)  W   (19,242)  W 1,756,062
                                      ===========   ===========   ===============   ============   ===========   ===========

17. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Ex-Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of March 31, 2004 are as follows (won in millions):

                               Number of    Exercise
Grant date       Employee        shares    price/share       Methods         Exercise period
----------   ---------------   ---------   -----------   ---------------   -------------------
1999. 3. 1   Ex-CEO               50,000   W     5,630   New stock issue   2002.3.1~2007.2.28
1999.10. 1   Senior managers     120,000        19,910   New stock issue   2002.10.1~2007.9.30
2000. 3.17   Senior managers   1,551,153        17,750   New stock issue   2003.3.18~2008.3.17
               & Employees

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the three-month period ended March 31, 2004 is W321 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

                            2004       2003
                          --------   ---------
Ordinary loss             W  5,832   W  54,240
Net loss                  W  5,832   W  54,240

Ordinary loss per share   W     13   W     180
Net loss per share        W     13   W     180

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

18. OPERATING EXPENSES:

Operating expenses for the three-month periods ended March 31, 2004 and 2003 are as follows (won in millions):

                                                  2004         2003
                                               ---------     --------
Salaries and wages                             W  16,697     W 15,271
Provision for severance indemnities                3,172        2,850
Employee benefit                                   4,267        3,959
Rent                                               1,498        7,955
Depreciation and amortization                    114,780      100,378
Advertising                                        7,059        8,608
Ordinary research and development cost               852        1,281
Bad debt                                           8,368        3,805
Telecommunication equipment lease expenses        38,198       43,392
Utilities                                          5,145        4,452
Maintenance                                       14,959       12,839
Selling expenses                                     272        4,486
Sales commissions                                 41,789       57,841
Interconnection charges                           34,390       32,890
Commissions                                       24,967       28,077
Outsourcing services                                 825        1,106
Other                                              6,843        6,277
                                               ---------     --------
                                               W 324,081     W335,467
                                               =========     ========

19. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2004 and 2003. For the three-month periods ended March 31, 2004 and 2003, the Company did not recognize income tax expense due to net loss.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of March 31, 2004 and December 31, 2003 are as follows (won in millions):

                                                      2004        2003
                                                   ---------    ---------
Temporary difference for deducting in tax income   W 184,838    W 162,184
Temporary difference for adding in tax income         22,128       11,857
                                                   ---------    ---------
                                                     162,710      150,327
Statutory tax rate (%)                                  29.7         29.7
                                                   ---------    ---------
Deferred income tax assets                         W  48,325    W  44,647
                                                   =========    =========

As of March 31, 2004 and December 31, 2003, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

20. RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the three-month periods ended March 31, 2004 and 2003 and account balances with subsidiaries as of March 31, 2004 and December 31, 2003 are as follows (won in millions):

                                                               Account balances
                                  Transactions      -------------------------------------
2004                           Revenue   Expenses   Key-money deposits   Accounts payable
                                                                         ----------------
Hanaro Realty Development &
  Management Co., Ltd.         W    13   W  3,884   W            1,411   W          1,606
Hanaro Telephone & Internet
  Information, Inc.                  3      7,474                  102              1,890
Hanaro Web(n)TV                      9        837                   98                 12
Hanaro Telecom America, Inc.     1,568          -                    -              1,056
                               -------   --------   ------------------   ----------------
                               W 1,593   W 12,195   W            1,611   W          4,564
                               =======   ========   ==================   ================

                                                               Account balances
                                  Transactions      -------------------------------------
2003                           Revenue   Expenses   Key-money deposits   Accounts payable
                                                                         ----------------
Hanaro Realty Development &
  Management Co., Ltd.         W    20   W  5,346   W            1,522   W          1,809
Hanaro Telephone & Internet
  Information, Inc.                  5      8,693                  102              1,958
Hanaro Web(n)TV                     11        799                  223                  9
Hanaro Telecom America, Inc.         -      2,939                    -                623
                               -------   --------   ------------------   ----------------
                               W    36   W 17,777   W            1,847   W          2,441
                               =======   ========   ==================   ================

21.  COMMITMENTS AND CONTINGENCIES:

(1) The Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(2) The Company has provided US$ 100 thousand of payment guarantees by the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.

22. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the three-month periods ended March 31, 2004 and 2003 is as follows (won in millions):

                                                                               Broadband
              2004                       Voice            Leased Line           Service             Others               Total
              ----                                        -----------                               ------               -----
Operating revenue                     W    64,184         W    10,040         W   245,618        W    29,454         W   349,296
Operating income (loss)                    (8,498)              1,578              38,670             (6,535)             25,215
Tangible and intangible assets            465,996              69,003           1,676,912            278,695           2,490,606
Depreciation and amortization              12,478               2,221              83,968             16,113             114,780

             2003
Operating revenue                          57,876               9,169             237,413             24,656             329,114
Operating income (loss)                   (13,243)             (2,978)             18,402             (8,534)             (6,353)
Tangible and intangible assets            455,322              45,037           1,952,602            255,797           2,708,758
Depreciation and amortization              15,531               3,164              71,877              9,806             100,378

    4. CONSOLIDATED FINANCIAL STATEMENTS

       A) Summarized Consolidated Financial Statements

                                                                                                (Unit KRW thousand)

                Description                        2003               2002              2001               2000
                -----------                        ----               ----              ----               ----
[Current Asset]                                    679,236            749,559            734,077            709,140
                                                ----------          ---------          ---------          ---------
Quick assets                                       677,942            738,678            719,387            677,769

Inventories                                          1,295             10,881             14,691             31,371
                                                ----------          ---------          ---------          ---------
[Non-current Asset]                              2,707,311          3,355,226          3,370,188          2,642,106
                                                ----------          ---------          ---------          ---------
Investment Securities                              104,909            198,730            222,657            166,927

Property and Equipment                           2,550,921          3,134,314          3,146,589          2,438,865

Intangible Asset                                    51,481             22,182                943             36,315
                                                ----------          ---------          ---------          ---------
TOTAL ASSETS                                     3,386,548          4,104,785          4,104,265          3,351,246
                                                ----------          ---------          ---------          ---------
[Current Liabilities]                              796,850          1,605,367          1,038,013            749,628

[Non-current Liabilities]                          831,795            983,920          1,497,860            934,539
                                                ----------          ---------          ---------          ---------
TOTAL LIABILITIES                                1,628,645          2,589,287          2,535,874          1,684,168
                                                ----------          ---------          ---------          ---------
Minority Interest                                      599            145,477            147,098              1,457

[Paid-in Capital]                                2,310,676          1,396,613          1,320,000          1,320,000

[Capital in excess of par value]                   332,220            689,758            689,431            689,175

[Retained Earning]                                (871,614)          (710,804)          (590,365)          (343,539)

[Capital Adjustment]                               (13,978)            (5,546)             2,227                (15)
                                                ----------          ---------          ---------          ---------
TOTAL SHAREHOLDERS' EQUITY                       1,757,903          1,515,499          1,568,392          1,667,078
                                                ----------          ---------          ---------          ---------
Revenue                                          1,383,486          1,417,854            830,720            342,804

Operating Profit                                    70,694             21,428           (170,614)          (304,611)

Ordinary Profit                                   (160,912)          (127,678)          (248,808)          (307,087)

Ordinary Profit after Income Tax Expense          (161,214)          (128,761)          (248,843)          (307,144)

Net Income                                        (161,214)          (128,761)          (248,843)          (307,144)
                                                ----------          ---------          ---------          ---------
CONSOLIDATED SUBSIDIARIES                                5                  7                 10                  8
                                                ----------          ---------          ---------          ---------

  B)  Accounting standards and other information

      - Hanaro and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea

            ("Korean GAAP").

      -     Change of Consolidated Subsidiaries in the last 3 years

                    Name of Consolidated                   Included in Consolidated                Disaffiliated from Consolidated
                       Subsidiaries                               Subsidiaries                               Subsidiaries
                       ------------                               ------------                               ------------
2003         Hanaro Telecom, Inc. and 4 others                           -                         Dreamline Corporation and 1 other

2002         Hanaro Telecom, Inc. and 6 others     Hanaro Telephone & Internet Information, Inc.   Hanaro Technology, Inc. and 3
                                                                                                   others

2001         Hanaro Telecom, Inc. and 9 others     Hanaro Telecom, Inc. and 9 others                              -

  C)  Consolidated Financial Statements

      -     Consolidated balance sheets (As of the end of December 31, 2003 and
            2002)

                                                                                                        Translation into
                                                                                                      U.S. Dollars (Note 2)
                                                                                 Korean Won           ---------------------
                                                                           2003            2002         2003          2002
                                                                               (In millions)              (In thousands)
                                ASSETS

CURRENT ASSETS:
    Cash and cash equivalents (Note 3)                                   W  199,548    W  306,118    $  167,406    $  256,810
    Short-term financial instruments (Notes 4 and 5)                        219,872       150,499       184,456       126,258
    Short-term investment securities (Note 6)                                   389        18,951           326        15,898
    Trade receivables, net of allowance for doubtful
      accounts of W37,504 million in 2003 and W18,137 million in
      2002, and discount on present value of W5 million in 2003             208,503       229,867       174,919       192,841
    Short-term loans, net of discount on present value of W596
      million in 2003 and W189 million in 2002 (Note 9)                      14,458         7,194        12,129         6,035
    Accounts receivable-other, net of allowance for doubtful accounts
       of W2,899 million in 2003 and W3,033 million in 2002                   2,820         7,032         2,366         5,899
    Accrued income                                                            6,313         5,319         5,296         4,462
    Prepaid expenses                                                         21,935         8,980        18,402         7,534
    Prepaid income tax                                                        2,353         4,458         1,974         3,740
    Advanced payments                                                         1,577           261         1,323           219
    Forward exchange contracts (Note 16)                                        173             -           145             -
    Inventories                                                               1,295        10,880         1,087         9,129
                                                                         ----------    ----------    ----------    ----------
                                                                            679,236       749,559       569,829       628,825
                                                                         ----------    ----------    ----------    ----------

NON-CURRENT ASSETS:
    Long-term financial instruments (Notes 4 and 5)                               7            23             6            19
    Long-term investment securities (Note 7)                                 23,764        56,528        19,936        47,423
    Investment securities using the equity method (Note 8)                    9,565             -         8,024             -
    Long-term trade receivables, net of discount on present
       value of W680 million in 2003 (Note 2)                                 1,038             -           871             -
    Long-term loans, net of discount on present value of W2,525
       million in 2003 and W5,194 million in 2002 (Note 9)                   13,483        48,478        11,311        40,669
    Key-money deposits                                                       43,928        79,530        36,852        66,720
    Long-term prepaid expenses                                               12,893        13,990        10,816        11,737
    Deferred income tax assets (Note 20)                                        232           181           195           152
    Property and equipment, net (Notes 10, 12, 14 and 23)                 2,550,921     3,134,314     2,140,034     2,629,458
    Intangibles (Notes 11 and 23)                                            51,481        22,182        43,190        18,609
                                                                         ----------    ----------    ----------    ----------
                                                                          2,707,312     3,355,226     2,271,235     2,814,787
                                                                         ----------    ----------    ----------    ----------
         Total Assets                                                    W3,386,548    W4,104,785    $2,841,064    $3,443,612
                                                                         ==========    ==========    ==========    ==========

                                                                                                             Translation into
                                                                                                           U.S. Dollars (Note 2)
                                                                                     Korean Won          -------------------------
                                                                                2003           2002          2003          2002
                                                                                    (In millions)               (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                            W    32,951   W    77,332   $    27,643   $    65,876
   Other accounts payable                                                        116,632       181,196        97,846       152,010
   Short-term borrowings (Note 13)                                               163,000        63,000       136,745        52,852
   Advances received                                                               3,321         6,491         2,786         5,445
   Accrued expenses                                                               59,982        47,922        50,320        40,203
   Withholdings                                                                   21,210        16,182        17,794        13,576
   Income tax payable                                                                179         1,826           150         1,532
   Current portion of Asset Backed Securities payable
      (Note 15)                                                                   32,510       146,024        27,273       122,503
   Current maturities of long-term debt, net of discount on debentures of W3,476 million in 2003 and W5,249 million in 2002, and present value discount of W1,698 million in 2003, and accrued interest of
      W8,246 million in 2002 (Notes 12 and 14)                                   352,226     1,041,343       295,492       873,610
   Forward exchange contracts                                                          -         1,888             -         1,584
   Interest swap (Note 16)                                                        13,058         5,632        10,955         4,725
   Deposits received                                                               1,781        16,531         1,494        13,868
                                                                             -----------   -----------   -----------   -----------
                                                                                 796,850     1,605,367       668,498     1,346,784
                                                                             -----------   -----------   -----------   -----------

LONG-TERM LIABILITIES:
   Long-term debt, net of current portion (Note 14)                              242,523       213,233       203,459       178,887
   Debentures, net (Note 14)                                                     481,753       617,647       404,155       518,160
   Long-term obligation under capital leases (Note 12)                            48,570        38,087        40,747        31,952
   Long-term Asset Backed Securities payable (Note 15)                                 -        72,369             -        60,712
   Long-term advances received                                                    14,315        15,504        12,009        13,007
   Accrued severance indemnities, net (Note 2)                                    23,876        24,094        20,030        20,213
   Long-term deposits received                                                    20,711         2,569        17,376         2,156
   Deferred income tax liabilities (Note 20)                                          47           417            39           350
                                                                             -----------   -----------   -----------   -----------
                                                                                 831,795       983,920       697,815       825,437
                                                                             -----------   -----------   -----------   -----------
             Total Liabilities                                                 1,628,645     2,589,287     1,366,313     2,172,221
                                                                             -----------   -----------   -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS' EQUITY (Note 1):
   Capital stock (Note 17)                                                     2,310,676     1,396,613     1,938,487     1,171,655
   Paid-in capital in excess of par value (Note 17)                              340,777       688,951       285,887       577,979
   Other capital surplus                                                          (8,557)          807        (7,179)          677
   Accumulated deficit                                                          (871,614)     (710,804)     (731,220)     (596,312)
   Capital adjustments:
      Stock compensation (Note 18)                                                 5,916         4,541         4,963         3,810
      Valuation loss on available-for-sale securities, net
      (Note 7)                                                                    (6,806)       (4,430)       (5,710)       (3,716)
      Valuation loss on available-for-sale securities using the
      equity method                                                                   (7)            -            (6)            -
      Valuation loss on interest swap (Note 16)                                  (13,058)       (5,633)      (10,955)       (4,726)
      Foreign-based operations translation debit                                     (22)          (24)          (18)          (20)
   Minority interest                                                                 598       145,477           502       122,044
                                                                             -----------   -----------   -----------   -----------
             Total Shareholders' Equity                                        1,757,903     1,515,498     1,474,751     1,271,391
                                                                             -----------   -----------   -----------   -----------

             Total Liabilities and Shareholders' Equity                      W 3,386,548   W 4,104,785   $ 2,841,064   $ 3,443,612
                                                                             ===========   ===========   ===========   ===========

      - Consolidated statements of operations (For the years ended December 31, 2003 and 2002)

                                                                                              Translation into
                                                                                            U.S. Dollars (Note 2)
                                                                     Korean Won          -------------------------
                                                                2003           2002         2003          2002
                                                                    (In millions,             (In thousands,
                                                              except per share amount)    except per share amount)
OPERATING REVENUE (Note 23)                                  W 1,383,486   W 1,417,854   $ 1,160,643   $ 1,189,475

OPERATING EXPENSES (Note 19)                                   1,312,792     1,396,426     1,101,336     1,171,489
                                                             -----------   -----------   -----------   -----------

OPERATING INCOME                                                  70,694        21,428        59,307        17,977
                                                             -----------   -----------   -----------   -----------

NON-OPERATING INCOME:
   Interest income                                                18,465        32,761        15,491        27,484
   Dividend income                                                     -         2,935             -         2,462
   Gain on disposal of short-term investment securities              315         1,718           264         1,441
   Gains on disposal of long-term investment securities              145         2,658           122         2,230
   Gain on disposal of property and equipment                      1,102            93           924            78
   Gain on foreign currency transactions                             267         1,560           224         1,309
   Gain on foreign currency translation                               19        17,064            16        14,315
   Gain on early redemption of debentures (Note 14)                  870             -           730             -
   Gain on valuation of forward exchange contract (Note 16)          173             -           145             -
   Gain on transaction of forward exchange contract
     (Note 16)                                                       343           186           288           156
   Gain on disposal of intangible assets                               -         1,646             -         1,381
   Gain on realization of negative goodwill                            -         3,093             -         2,595
   Other                                                           5,273         6,651         4,424         5,580
                                                             -----------   -----------   -----------   -----------
                                                                  26,972        70,365        22,628        59,031
                                                             -----------   -----------   -----------   -----------
NON-OPERATING EXPENSES:
   Interest expense (Note 14)                                    139,330       169,412       116,888       142,124
   Asset Backed Securities payable expense (Note 15)               9,028        22,293         7,574        18,702
   Loss on foreign currency transactions                             764           428           641           359
   Loss on foreign currency translation                              138           260           116           218
   Loss on disposal of short-term investment securities            2,117             -         1,776             -
   Loss on disposal of long-term investment securities                 -         1,149             -           964
   Loss on valuation of trading securities                           307         2,838           258         2,381
   Impairment loss on short-term investment securities               940           600           789           503
   Impairment loss on long-term investment securities
     (Note 7)                                                      3,385         6,357         2,840         5,333
   Donations                                                         800           335           671           281
   Loss on early redemption of debentures (Note 14)                  308         5,072           258         4,255
   Loss on valuation using the equity method (Note 8)             23,142             -        19,414             -
   Loss on disposal of property and equipment                      1,326         5,606         1,112         4,703
   Loss on disuse of property and equipment (Note 10)             61,333             -        51,454             -
   Loss on valuation of forward exchange contract                      -         1,888             -         1,584
   Other (Note 2)                                                 15,660         3,233        13,137         2,713
                                                             -----------   -----------   -----------   -----------
                                                                 258,578       219,471       216,928       184,120
                                                             -----------   -----------   -----------   -----------

ORIDINARY LOSS BEFORE INCOME TAX                                (160,912)     (127,678)     (134,993)     (107,112)

INCOME TAX EXPENSE (Note 20)                                        (302)       (1,083)         (254)         (909)

MINORITY INTEREST SHARE OF LOSS (INCOME)                             (85)        3,736           (71)        3,134
                                                             -----------   -----------   -----------   -----------

NET LOSS                                                     W  (161,299)  W  (125,025)  $  (135,318)  $  (104,887)
                                                             ===========   ===========   ===========   ===========

BASIC AND DILUTED LOSS PER SHARE (Note 2)                    W      (502)  W      (419)  $     (0.42)  $     (0.35)
                                                             ===========   ===========   ===========   ===========

5. FINANCIALS BY SERVICE

                                        1Q 2004                 2003                    2002
                                        -------                 ----                    ----
Local telephony
1. Revenues                            64,183,422            249,041,267            210,921,008
 External                              64,183,422            249,041,267            210,921,008
 Internal                                       -                      -                      -
 Sub total                             64,183,422            249,041,267            210,921,008
2. Operating Profit                    -8,498,504             -8,576,808            -12,822,325
3. Assets                             465,995,628            558,445,508            161,177,827
   (Depreciation costs)               (12,478,082)           (60,297,842)           (46,969,497)
Leased Line
1. Revenues                            10,039,867             37,992,061             27,829,401
 External                              10,039,867             37,992,061             27,829,401
 Internal                                       -                      -                      -
 Sub total                             10,039,867             37,992,061             27,829,401
2. Operating Profit                     1,578,196              4,985,927               -665,026
3. Assets                              69,003,268             16,651,955             15,470,556
   (Depreciation costs)                (2,221,065)            (5,657,131)            (9,962,017)
Broadband
1. Revenues                           245,618,263            982,692,507            911,766,709
   External                           245,618,263            982,692,507            911,766,709
   Internal                                     -                      -                      -
   Sub total                          245,618,263            982,692,507            911,766,709
2. Operating Profit                    38,670,566            118,936,544             22,571,034
3. Assets                           1,676,911,939          1,743,777,755          2,398,953,347
   (Depreciation costs)               (83,967,677)          (315,207,892)          (297,313,607)
Others
1. Revenues                            29,454,008            105,610,103            103,342,173
2. Operating profit                    -6,535,878            -40,138,357             -3,003,415
3. Assets                             278,694,744            272,553,567            161,440,234

 (Note) " - " Means minus figures

IV. OPINION OF INDEPENDENT AUDITORS

   1.    OPINION OF INDEPENDENT AUDITORS

      A) Auditors

        1Q 2004                          1Q 2003                         2003                           2002
        -------                          -------                         ----                           ----
Deloitte Touche Tohmatsu        Deloitte Touche Tohmatsu       Deloitte Touche Tohmatsu       Deloitte Touche Tohmatsu

      B) Summary of Audit Process

            - We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

            -     Auditor's Opinion

 Year                               Summarizing of Auditor's Opinion
 ----                               --------------------------------
1Q 2004                  Based on our review, we are not aware of any material
                         modifications that should be made to the accompanying
                         financial statements for them to be in conformity with
                         financial accounting standards in the Republic of Korea.

1Q 2003 Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea.

  2003 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

  2002 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

-     Summary of Particular Situations

Year                                  Particular Situations

            - The Company changed useful lives of tangible assets, effective from January 1, 2004, considering the rapid changes of technologies in the telecommunication industry, with which we concur. As a result of the change in accounting estimates, the Company's depreciation for the three- month period ended March 31, 2004 increased by W7,551 million in comparison with that calculated by applying previous useful lives.

1Q 2004     -     Accounting principles and review standards and their
                  application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

1Q 2003     -     Accounting principles and review standards and their
                  application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

            - On November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value : W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

2003         -    Accounting principles, auditing standards and their
                  application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application.

2002        -     Accounting principles and auditing standards and their
                  application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

2. AUDITING FEES FOR THE PAST 3 YEARS

      A) Auditing fees to external auditors for the past 3 years

  Year                             Auditor                           Auditing Fee (KRW)        Total Hours of Service
  ----                             -------                           ------------------        ----------------------
1Q 2004              Anjin Co (Deloitte Touche Tohmatsu)                  370,000,000                     260

  2003               Anjin Co (Deloitte Touche Tohmatsu)                  186,000,000                   2,500

  2002               Anjin Co (Deloitte Touche Tohmatsu)                  200,000,000                     184

      B) Contracts with auditors for services other than auditing

                   Date of
Fiscal Year       Contract                 Description                             Term                 Fee (KRW)
-----------       --------                 -----------                             ----                 ---------
    2003           Jan. 1      Due-diligence                                      3 weeks               65,000,000

    2002           Aug. 12     Financial plan to be submitted to the              7 weeks               70,000,000
                               government

                   Oct. 28     Modeling and evaluation of customer centers        8 weeks               90,000,000

V.    GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

              [GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES CHART]

      (As of December 31, 2003)                        (As of March 31, 2004)

The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies. Currently, the major shareholders, including the largest shareholder, are AIF II NT, Ltd and one other, and Newbridge Asia HT, LP and 6 others who participated in the transaction approved at an Extraordinary Shareholders' Meeting held on October 21, 2003. As of March 31, 2004, our affiliated companies in which Hanaro owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web(n)TV Co., Ltd., Hanaro Telecom America Inc., M-commerce, Hanaro 800 Co., Ltd., and NAWANET Co., Ltd. The Company disposed all shares of Cispol Indonesia on February 19, 2004. Effective from April 28, 2004, M-commerce is no longer our affiliated company.

 1.    GOVERNANCE STRUCTURE

      A) Board of Directors ("BOD")

            -     Constitution of BOD

                  -     Authority of BOD

                        - The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company

                        -     Matters for which Board Resolutions are required;

                              -    Annual business plans, budgets, and
                                   settlement of accounts;

                              - Call for a general meeting of shareholders and the agenda therefore;

                              - Enactment, amendment or repeal of important internal regulations;

                              - Establishment , removal or closing of branch or other offices of the Company;

                              - Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;

                              - Election or removal of the Representative Director.

                              -    Issuance of new shares;

                              -    Acquisition or disposal of material assets;

                              -    Institution of any important suit or
                                   settlement by compromise;

                              - Allowing directors to carry on any business in competition with the Company;

                              - Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

                              - Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

                              -    Any other important matters.

      -     Board Members (As of May 14, 2004)

        Name                         Category                       Nominator                      Remarks
        ----                         --------                       ---------                      -------
   Chang-Bun Yoon          Representative Director and                 BOD                     New Appointment
                                       CEO                                                      (Aug, 5. 2003)

    Young-Woo Nam             Non-standing Director                   Dacom                     Re-appointment
                                                                                               (Mar, 28. 2003)

     Sun-Ho Hong              Non-standing Director            Samsung Electronics             New Appointment
                                                                                               (Mar, 29. 2002)

Wilfried Kaffenberger         Non-standing Director                    BOD                     New Appointment
                                                                                               (Nov, 18. 2003)

     David Yeung              Non-standing Director                    BOD                     New Appointment
                                                                                               (Nov, 18. 2003)

     Min-Lae Cho                 Outside Director          Outside Director Nominating         New Appointment
                                                                    Committee                  (Mar, 26. 2004)

      Paul Chen                  Outside Director          Outside Director Nominating         New Appointment
                                                                    Committee                  (Nov, 18. 2003)

   Byung Moo Park                Outside Director          Outside Director Nominating          Re-appointment
                                                                    Committee                  (Mar, 26. 2004)

 Varun Bery                  Outside Director          Outside Director Nominating         New Appointment
                                                                Committee                  (Mar, 26. 2004)

Sung-Kyu Park                Outside Director          Outside Director Nominating          Re-appointment
                                                                Committee                  (Nov, 18. 2003)

 Sun-Woo Kim                 Outside Director          Outside Director Nominating          Re-appointment
                                                                Committee                  (Nov, 18. 2003)

* Byung Moo Park was re-appointed as outside director and audit committee member at the 7th AGM.

                  -     Status of Outside Director Nominating Committee

     Name                            Outside Director
     ----                            ----------------
  Sun-Woo Kim                              Yes

  David Yeung                               No

Byung Moo Park                             Yes

                  -     Status of Independent Outside Directors (as of March 30,
                        2004)

    Name                                      Experience
    ----                                      ----------
Sung Kyou Park             The former Chairman and CEO of Daewoo Communications

 Sun Woo Kim               Standing Director, Okedongmu Children in Korea

Byung Moo Park             Managing Director, Newbridge Capital

  Paul Chen                Managing Director, Newbridge Asia

 Min-Lae Cho               Executive VP, Corporate Relation, SK Telecom

  Varun Bery               Managing Director, TVG Ltd.

                  -     Descriptions on Management Liabilities Insurance

                        - Insured: Directors and officers including non-standing directors, independent directors and the Company

                        - Insurance company : American Home Assurance Company Korea (AIG General), Samsung Fire & Marine Insurance Co., Ltd.

                        -     Period: Jan. 1, 2004~ Dec. 31, 2004

                        -     Premium : KRW 1,403,730,000

                        - Insured Amount : KRW 30 billion(per each occurrence and for the whole year)

                        -     Indemnity Ratio : 100%

                        -     The Company covering Ratio : 100%

            -     Operation of BOD

                  -     Provisions of Operation of BOD

                        - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities

                        -     Acting President & CEO in the absence of President
                              & CEO

                        -     Election of standing directors

                        -     Convening of Board of Directors

                        -     Resolutions of Board of Directors

                        -     Matters for which Board resolutions are required

      -     Convening of BOD and attendance of independent outside directors


                                                                                                   Number of independent
                                                                                  Approved/          outside directors
  Date                              Important Agenda                               Rejected               attended
  ----                              ----------------                              ---------        ---------------------
1/15/2004       -          Approval of Business Plan for Year 2004         Approved as proposed           6 out of 6

                -          Approval of Write-off of the Idle Telecom
                           Equipment

                -          Enactment of the Regulations of Compensation
                           Committee

                - Amendment of the Operating Regulations of the Board of Directors

                - Approval of the Total Compensation limit for the Representative Directors and Officers

2/12/2004       -          Approval of Financial Statements for Year       Approved as proposed        5 out of 6
                           2003

                -          Approval of Business Reports for Year 2003

                -          Approval of Investment Ceiling in the
                           Business Plan for Year 2004

                -          Approval of Internal Transaction Total
                           Amount for Year 2004

                -          Convening of the 7th Annual General
                           Meeting of Shareholders

2/26/2004       -          Addition of the agenda on the 7th Annual        Approved as proposed        3 out of 6
                           General Meeting of Shareholders

3/5/2004        -          Amendment of the agendum on the 7th Annual      Approved as proposed        5 out of 6
                           General Meeting of Shareholders

3/26/2004       -          To elect members of internal audit              Approved as proposed        4 out of 6
                           committee

4/16/2004       -          Notice of change in location of                 Approved as proposed        3 out of 6
                           headquarters

            - Outside Director Nominating Committee, President/Officers Compensation Committee

                  -     Member of Outside Director Nominating Committee

     Name                                           Category                          Remarks
     ----                                           --------                          -------
 Sun Woo Kim                                    Outside Director                     Chairman

Byung Moo Park                                  Outside Director                         -

 David Yeung                                 Non-standing Director                       -

            -     Member of President Compensation Committee

        Name                                   Position                                   Remarks
        ----                                   --------                                   -------
    Byung Mu Park                          Outside Director                              Chairman

     David Yeung                        Non-standing Director                                -

      Paul Chen                            Outside Director                                  -

Wilfried Kaffenberger                   Non-standing Director                                -

            -     Member of Officers Compensation Committee

        Name                                   Position                                   Remarks
        ----                                   --------                                   -------
     David Yeung                        Non-standing Director                            Chairman

   Chang-Bun Yoon                  Representative Director and CEO                           -

    Byung Mu Park                          Outside Director                                  -

      Paul Chen                            Outside Director                                  -

Wilfried Kaffenberger                   Non-standing Director                                -

            - Activities of Outside Director Nominating Committee, President/Officers Compensation Committee

                                                                Role
                                  ------------------------------------------------------------------------
       Committee                    Date                       Contents                           Approval
       ---------                    ----                       --------                           --------
The 1st officers                  1/15/2004     -  Item 1; Approval of the compensation plan      Approved
 compensation committee                            for the officers

The 2nd president                 2/12/2004     -  Item 1; Determination of CEO Executive         Approved
 Compensation committee                            Incentive Rate

                                                -  Item 2; Confirmation of the stock option
                                                   program for CEO

The 2nd officers                  2/12/2004     -  Item 1; Determination of Executive             Approved
 compensation committee                            Incentive Pool Determination Rate

                                                -  Item 2; Determination of the stock option
                                                   program for Officers

The 5th Outside Director          2/12/2004     -  Item 1. To appoint Chairman of the             Approved
 Nomination Committee                              Committee

                                                -  Item 2. To nominate outside director
                                                   candidates

The 6th Outside Director          2/26/2004     -  Item 1. To nominate outside director           Approved
Nomination Committee                               candidates

The 7th Outside Director          3/5/2004      -  Item 1. To nominate outside director           Approved
Nomination Committee                               candidates

      B) Auditing System

            -     Organization of Auditing System

                  -     Constitution of Audit Committee ("AC")

                        - AC established pursuant to Article 37-2 of the Company's Articles of Incorporation

                        -     Date established: March 17, 2000.

                        - Responsibilities pursuant to the Company's charters on AC

                              -    Auditing of accounting and operation

                              -    Inspection of the Company's assets and
                                   operation

                              -    Inspection of reports to the Company's
                                   shareholders

                              - Report to BOD about illegal action by the directors

                              -    Review External Auditor's Audit Report

                              - Call for convening extraordinary meetings of shareholders

                  -     Organization of AC

                        - Required members: Minimum of three persons (currently 3 members)

                        -     Eligibility: Independent directors only

                        -     Election of AC member: by a resolution of BOD

                  -     Election of AC Chairman: by a majority vote of AC

      -     Access to the management information

            - Any member of the AC has a right to attend BOD meetings and request for additional information

            - Auditing team reviews all the important proposals regarding the Company's business plan, contracts or agreements and investments through electronic means. If necessary, the auditing team inspects legality and appropriateness.

      -     Member of Audit Committee

     Name                                Position                                      Experience
     ----                                --------                                      ----------
Sung Kyu Park          Outside Director and Chairman of Audit         Member of Telecommunications Association
                       Committee

 Sun Woo Kim           Outside Director/Member of Audit Committee     Standing director, Okedongmu Children in
                                                                      Korea

Byung Moo Park         Outside Director/Member of Audit Committee     Managing Director, Newbridge Capital, LP.

      -     Convening Audit Committee

                                                                                       Approved/
   Date                                   Agenda                                       Rejected               Remarks
   ----                                   ------                                       --------               -------
3/11/2004       -          To appoint the Chairman of Audit Committee                  Approved

                -          To review and approve the periodic audit plan

                -          To approve the proposed 7th Audited Financial
                           Statements

                - To review and approve the evaluation report of internal accounting management system for 2003

4/14/2004       -          To report material incidents in relation to                      -
                           the criminal responsibilities

      - Descriptions on exercising voting rights at the shareholders' meeting

            -     Collective voting: N/A

            -     Electronic voting: N/A

   C) Executive compensation for directors (including independent directors) and members of Audit Committee

      - Maximum payment to directors, outside directors and members of Audit Committee must be decided by resolution at shareholders' meeting

            - Total amount paid to directors: KRW 228 million (Won 45,700,000 per director)

            - Total amount paid to members of audit committee: KRW 20 million (Won 3,300,000 per member)

            - Total approved amount for payment to directors, outside directors and members of Audit Committee for FY 2004: KRW 2,000 million

      -     Stock options granted to directors

            -     See "Stock Options"

   2. STATUS OF AFFILIATED COMPANIES AND OTHER COMPANIES

     A) Investments in the affiliated companies and other companies

      -     See "Investment in affiliated & other companies"

     B) Summary financial statements of affiliated companies

      -     Hanaro Realty Development & Management Co.

                                                  (Unit: millions of Won)

          Description                  2003          2002          2001
          -----------                  ----          ----          ----
CURRENT ASSETS                         3,575         2,625         2,207
   Quick assets                        3,550         2,608         2,146
   Inventories                            25            17            61
                                       -----         -----         -----
NON-CURRENT ASSETS                     4,348         4,401         4,394
   Investment assets                     171            95            70
   Property and equipment              4,177         4,306         4,324
   Intangible assets                       -             -             -
TOTAL ASSETS                           7,923         7,026         6,601
                                       -----         -----         -----
Current Liabilities                    2,598         1,709         1,306
Non-current Liabilities                2,342         2,401         2,570
TOTAL LIABILITIES                      4,940         4,110         3,876
                                       -----         -----         -----
Capital Stock                          2,500         2,500         2,500
Capital Surplus                            -             -             -
   Capital reserves                        -             -             -
   Assets revaluation reserves             -             -             -
Retained Earnings                        483           416           227
Capital Adjustments                        -             -             -
TOTAL SHAREHOLDERS' EQUITY             2,983         2,916         2,727
                                       -----         -----         -----

Net Sales                             22,051        15,809        15,027
Operating Income                          51           212           125
Ordinary Income                           90           263           176
Net Income                                67           189           124

      -     Hanaro T&I Inc.

                                                          (Unit: KRW million)

        Description                     2003            2002            2001
        -----------                     ----            ----            ----
CURRENT ASSETS                          3,502           4,501           2,108
   Quick assets                         3,502           4,501           2,108
   Inventories                              -               -               -
                                       ------          ------          ------
NON-CURRENT ASSETS                        434             429             305
   Investment assets                        4               2               1
   Property and equipment                 431             420             293
   Intangible assets                        -               7              11
TOTAL ASSETS                            3,936           4,930           2,413
                                       ------          ------          ------
Current Liabilities                     2,809           2,439           1,013
Non-current Liabilities                 1,798             895             518
TOTAL LIABILITIES                       4,608           3,334           1,531
                                       ------          ------          ------
Capital Stock                           1,900           1,900             900
Capital Surplus                            37              37               -
   Capital reserves                         -               -               -
   Assets revaluation reserves              -               -               -
Retained Earnings                      (2,609)           (340)            (17)
Capital Adjustments                         -               -               -
TOTAL SHAREHOLDERS' EQUITY               (672)          1,597             883
                                       ------          ------          ------

Net Sales                              28,882          26,728          12,551
Operating Income                       (2,415)           (479)              3
Ordinary Income                        (2,269)           (323)             46
Net Income                             (2,269)           (323)             36

      -     Hanaro Web(n)TV Co., Ltd.

                                                  (Unit: in millions of Won)

       Description                      2003           2002             2001
       -----------                      ----           ----             ----
CURRENT ASSETS                          3,428          2,243           2,254
   Quick assets                         3,428          2,243           2,254
   Inventories                              -              -               -
                                       ------         ------          ------
NON-CURRENT ASSETS                      4,338          4,555           4,080
   Investment assets                    1,011            951             426
   Property and equipment               3,319          3,595           3,642
   Intangible assets                        7              9              12
TOTAL ASSETS                            7,766          6,798           6,334
                                       ------         ------          ------
Current Liabilities                       781            777           1,497
Non-current Liabilities                   399            367             609
TOTAL LIABILITIES                       1,180          1,144           2,106
                                       ------         ------          ------
Capital Stock                           6,050          6,050           5,500
Capital Surplus                             -              -               -
   Capital reserves                         -              -               -
   Assets revaluation reserves              -              -               -
Retained Earnings                         536           (395)         (1,274)
Capital Adjustments                         -              -               -
TOTAL SHAREHOLDERS' EQUITY              6,586          5,655           4,226
                                       ------         ------          ------

Net Sales                               9,686         10,200           8,039
Operating Income                        1,130          1,048             226
Ordinary Income                         1,199          1,153             339
Net Income                                931            878             423

      -     Hanaro Telecom America Co., Ltd.

                                                                          (Unit: USD)

         Description                      2003              2002               2001
         -----------                      ----              ----               ----
CURRENT ASSETS                           747,719          1,657,389           536,906
   Quick assets                          747,719          1,657,389           536,609
   Inventories                                 -                  -                 -
                                       ---------          ---------         ---------
NON-CURRENT ASSETS                         7,832              8,499             9,166
   Investment assets                           -                  -                 -
   Property and equipment                      -                  -                 -
   Intangible assets                       7,832              8,499             9,166
TOTAL ASSETS                             755,551          1,665,888           546,072
                                       ---------          ---------         ---------
Current Liabilities                      503,707          1,315,325           452,276
Non-current Liabilities                        -                  -                 -
TOTAL LIABILITIES                        503,707          1,315,325           452,276
                                       ---------          ---------         ---------
Capital Stock                             20,000             20,000            20,000
Capital Surplus                                -                  -                 -
   Capital reserves                            -                  -                 -
   Assets revaluation reserves                 -                  -                 -
Retained Earnings                        295,070            330,563            73,796
Capital Adjustments                      (63,226)                 -                 -
TOTAL SHAREHOLDERS' EQUITY               251,844            350,563            93,796
                                       ---------          ---------         ---------

Net Sales                              5,862,315          9,168,615         3,639,754
Operating Income                         (53,446)           329,239           109,927
Ordinary Income                          (52,503)           329,239           109,927
Net Income                               (63,226)           248,951            69,927

      -     M-Commerce

                                                   (Unit: in millions of Won)

        Description                     2003           2002             2001
        -----------                     ----           ----             ----
CURRENT ASSETS                            130             639             842
   Quick assets                           126             476             514
   Inventories                              4             163             328
                                       ------         -------          ------
NON-CURRENT ASSETS                        552             983           5,487
   Investment assets                       33              15             873
   Property and equipment                 507             947           1,673
   Intangible assets                       12              21           2,941
TOTAL ASSETS                              682           1,622           6,329
                                       ------         -------          ------
Current Liabilities                     8,586           7,361           7,411
Non-current Liabilities                   495             401             568
TOTAL LIABILITIES                       9,080           7,762           7,978
                                       ------         -------          ------
Capital Stock                              50           7,906           7,906
Capital Surplus                             -               -               -
   Capital reserves                         -               -               -
   Assets revaluation reserves              -               -               -
Retained Earnings                      (8,338)        (13,935)         (9,445)
Capital Adjustments                      (110)           (110)           (110)
TOTAL SHAREHOLDERS' EQUITY             (8,398)         (6,140)         (1,650)
                                       ------         -------          ------

Net Sales                               1,078           1,880           1,522
Operating Income                         (640)         (1,577)         (4,525)
Ordinary Income                        (2,258)         (4,490)         (5,495)
Net Income                             (2,258)         (4,490)         (5,495)

      -     Hanaro 800 Co., Ltd.

                                          (Unit: in millions of Won)

       Description                    2003         2002         2001
       -----------                    ----         ----         ----
CURRENT ASSETS                           -            1           34
   Quick assets                          -            1           34
   Inventories                           -            -            -
                                      ----         ----         ----
NON-CURRENT ASSETS                     142          142          142
   Investment assets                    10           10           10
   Property and equipment               96           96           96
   Intangible assets                    36           36           36
TOTAL ASSETS                           142          143          176
                                      ----         ----         ----
Current Liabilities                     24           20           11
Non-current Liabilities                 33           33           33
TOTAL LIABILITIES                       57           53           44
                                      ----         ----         ----
Capital Stock                          340          340          340
Capital Surplus                        350          350          350
   Capital reserves                      -            -            -
   Assets revaluation reserves           -            -            -
Retained Earnings                     (604)        (600)        (558)
Capital Adjustments                      -            -            -
TOTAL SHAREHOLDERS' EQUITY              86           90          132
                                      ----         ----         ----
Net Sales                                -            2           32
Operating Income                        (4)         (42)        (175)
Ordinary Income                         (4)         (42)        (157)
Net Income                              (4)         (42)        (413)

      -     NAWANET Co., Ltd.

                                                (Unit: in millions of Won)

         Description                   2003           2002           2001
         -----------                   ----           ----           ----
CURRENT ASSETS                           275            421            632
   Quick assets                          275            421            632
   Inventories                             -              -              -
                                      ------         ------         ------
NON-CURRENT ASSETS                       262            292            418
   Investment assets                     146             15             15
   Property and equipment                  5             56             73
   Intangible assets                     111            221            330
TOTAL ASSETS                             537            713          1,051
                                      ------         ------         ------
Current Liabilities                        -              2             16
Non-current Liabilities                    -              -              -
TOTAL LIABILITIES                          -              2             16
                                      ------         ------         ------
Capital Stock                             48             47             47
Capital Surplus                        2,023          2,023          2,023
   Capital reserves                        -              -              -
   Assets revaluation reserves             -              -              -
Retained Earnings                     (1,534)        (1,359)        (1,036)
Capital Adjustments                        -              -              -
TOTAL SHAREHOLDERS' EQUITY               537            711          1,035
                                      ------         ------         ------

Net Sales                                  -              -             25
Operating Income                        (127)          (171)          (687)
Ordinary Income                         (171)          (323)          (666)
Net Income                              (171)          (323)          (666)

 2. INVESTMENTS IN THE AFFILIATED COMPANIES (AS OF MARCH 31, 2004)

      -     Investment in affiliated companies

                                                                                            (Unit: share, KRW thousand)

                                                Number of Shares       Ownership
                Description                           owned               (%)          Acquisition Cost        Remarks
                -----------                           -----               ---          ----------------        -------
Hanaro Realty Development & Management                 499,998            99.9              3,044,590        Subsidiary
Co., Ltd.
Hanaro T&I Inc.*                                       379,996            99.9              1,899,980        Subsidiary
Hanaro Web(n)TV                                        550,000            90.9              8,545,177        Subsidiary
Hanaro Telecom America, Inc.                             2,000           100.0                 22,534        Subsidiary
M-commerce Co., Ltd.                                     3,029            30.3                      -        Subsidiary
NAWANET Co., Ltd.                                        9,500            20.0                      -        Subsidiary
Hanaro 800 Co., Ltd.                                   200,000            29.4                      -        Subsidiary
                                                     ---------            ----             ----------
                   TOTAL                             1,644,523               -             13,512,281
                                                     ---------            ----             ----------

      -     Investment in others

                                                                                (Unit: in thousands of Won)

              Description                 Number of Shares owned      Ownership (%)        Acquisition Cost
              -----------                 ----------------------      -------------        ----------------
LG Telecom, Ltd.                                 1,035,652                0.37                 3,438,365
Netsecure Technology, Inc.                         264,000                1.85                    58,080
Sseomit Technology, Inc.                            40,000                0.23                     2,600
C.C.S., Inc                                        340,000                7.22                 1,547,000
Korea Information Assurance, Inc.                   20,000                0.47                   100,000
Cosmo I&C                                           38,000                10.0                         -
Chungnam Cable TV system                            48,000                 3.0                   600,000
Doall Infotech Co., Ltd.                            20,160                9.78                         -
Neo Media, Inc                                     176,000                 8.8                         -
CCR Inc.                                            89,000                2.08                   483,828
Paper Us, Inc                                       18,500                9.48                   199,800
Silicon Valley News Inc.                           500,000                4.42                         -
Entertech, Inc.                                     23,656                11.8                    41,120
Internet Metrics, Inc.                             150,000                 3.0                    34,330
InterVEG, Inc                                      200,000                4.61                         -
Digital Rank, Inc                                   60,000                9.26                    20,469
TYZEM, Inc.                                         78,258                3.26                   499,990
Dauinternet, Inc.                                    8,878                0.71                    28,415
MaxQL                                                7,200                1.87                         -
RTVPlus, Inc                                        13,400                 5.0                         -
KINX, Inc.                                          10,000                6.67                    50,000
CEO Bank, Inc.                                       1,200                1.13                    30,000
KDMC, Inc.                                         500,000                4.32                   500,000
Cispol Indonesia                                         -                   -                         -
Korea IT Venture Investment                         51,000                0.79                   255,000
Onse Telecom                                        13,294                0.28                   199,410
Dreamline Co., Ltd.                              1,520,373                14.2                16,934,722
Engineering Benevolent Association                     100                0.02                    14,143
KDBC Hanaro Interventure Fund                           31                31.0                 3,100,000
Hanafos (ABS)                                           40                 2.0                         -
Hanadream (ABL)                                        100                 5.0                       500
                                                 ---------                ----                ----------
TOTAL                                            5,226,702                   -                28,137,272
                                                 ---------                ----                ----------

* KRW 2,160 thousand of G.P.S. Korea Inc. corporate bonds, KRW 8,821,050 thousand of Hanafos Securitization Specialty Co., Ltd. ABS's corporate bonds, and KRW 1,120,000 thousand of New KB STAR Guarantee ABS Specialty Co., Ltd. corporate bonds are included in Long-Term Investment Securities on the balance sheet. The above bonds are classified as subordinate.

VI.   INFORMATION REGARDING SHARES AND SHAREHOLDERS

1.    OWNERSHIP STRUCTURE

       A) Detailed Information regarding the Largest Shareholder

                                                                    (As of May 14, 2004)

Description               Type of Stock            Number of Shares            Ownership
-----------               -------------            ----------------            ---------
AIF NT, Ltd.              Common share                 38,456,250                 8.32%
AOF NT, Ltd.              Common share                 24,721,875                 5.35%
Soon-Ho Hong              Common share                        500                 0.00
                                                       ----------                -----
   Total                  Common shares                63,178,625                13.67%
                                                       ----------                -----

      B) Major shareholders (with 5% or more shareholding)

                                                              (As of December 31, 2003)

      Description             Type of Stock         Number of Shares          Ownership
      -----------             -------------         ----------------          ---------
Newbridge Asia HT, L.P.       Common share              49,535,799              10.72%
    AIF II NT, Ltd.           Common share              38,456,250               8.32%
      AOF NT, Ltd.            Common share              24,721,875               5.35%
  Samsung Electronics         Common share              23,542,281               5.09%
                                                       -----------              -----
         Total                Common share             136,256,205              29.48%
                                                       -----------              -----

      C) Ownership by institutions

                                                                                        (As of December 31, 2003)

                                        # of Shareholders        Percentage      # of Shares           Percentage
                                        -----------------        ----------      -----------           ----------
            Government                              -               0.00%                  -               0.00%
            State-Owned                             1               0.00%             70,000               0.02%
         Securities Houses                          5               0.01%         12,110,971               2.62%
        Insurance Companies                         4               0.00%          7,867,689               1.70%
         Investment Trusts                          -               0.00%                  -               0.00%
         *Commercial Banks                         18               0.01%          4,746,348               1.03%
           Merchant Bank                            -               0.00%                  -               0.00%
Mutual Savings & Finance Companies                  2               0.00%             25,950               0.01%
       **Other Institutions                       481               0.38%         84,370,658              18.25%
            Individuals                       125,810              99.43%        115,647,482              25.02%
            Foreigners                            216               0.17%        237,296,082              51.35%
                                              -------             ------         -----------             ------
               Total                          126,537             100.00%        462,135,180             100.00%
                                              -------             ------         -----------             ------

*     Commercial Banks include financial institutions and credit unions.

**    Other institutions include shareholders with shares deposited at KSD.

These figures are based on the number of registry compiled by KSD.

D) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2003)

                           # of shareholders       Ownership       # of shares           Ownership
                           -----------------       ---------       -----------           ---------
Minor Shareholder                126,519             99.99%        199,126,339             43.09%
     (Total)
Major Shareholder                      3              0.00%         63,178,625             13.67%
      Others                          15              0.01%        199,830,216             43.24%
      Total                      126,537            100.00%        462,135,180            100.00%

      * Major Shareholder includes major shareholders and its affiliates.

      ** Others include shareholders whose shares are deposited at KSD.

2. INFORMATION ON SHARES AND SHARE CERTIFICATES

   A) Preemptive right

      - Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

      - If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

      - Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

            - If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;

            - If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

            - If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

            - If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

            - If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or

            - If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

            - If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company's business objectives, including, but not limited to, improving its financial structure and entering into new business areas.

      - Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of the Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

      - In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

  B) Fiscal year

      - The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

  C) General shareholders' meeting

      - The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

  D) Closure of shareholders register and setting of record date

      - The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

      - The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

      - The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

      - The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

  E) Class of shares and denomination of share certificates

      - The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred
            (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

  F) Shares register and transfer agent

      - For domestic : Korea Securities Depositary (Tel: 3774-3000)

      - For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

  G) Public notice

      - Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.

3. STOCK PERFORMANCE DURING LAST SIX (6) MONTHS.

  A) Domestic

                                                                                (Unit: KRW, thousands of share)

       Description               March        February       January       December      November       October
       -----------               -----        --------       -------       --------      --------       -------
KOSDAQ            High            3,440          3,650         3,610         3,835          4,420         4,020
                   Low            3,205          3,265         3,210         3,070          3,430         3,335
Monthly trading volume           31,309         36,899        49,182        53,467        187,458       231,953

  B) Overseas

                                                                                              (Unit: US$, ADR)

    Description                 March        February      January       December       November       October
    -----------                 -----        --------      -------       --------       --------       -------
NASDAQ        High                3.03           3.41          4.38          3.34           3.77          3.34
              Low                 2.65           2.85          3.07          2.70           3.05          2.70
Monthly trading volume         739,407      1,550,105     3,065,716       446,587        428,975       312,695

VII.  INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

  1. DIRECTORS AND EXECUTIVE OFFICERS

    A) Directors and Officers (As of May 14, 2004)

        Name                                                     Position
        ----                                                     --------
Chang-Bun Yoon                                   Representative Director and CEO
Wilfried Kaffenberger                            Non-standing Director
David Yeung                                      Non-standing Director
Young-Woo Nam                                    Non-standing Director
Soon-Ho Hong                                     Non-standing Director
Paul Chen                                        Outside Director
Min-Lae Cho                                      Outside Director
Varun Bery                                       Outside Director
Byung Moo Park                                   Outside Director & member of Audit Committee
Sung Kyou Park                                   Outside Director & member of Audit Committee
Sun Woo Kim                                      Outside Director & member of Audit Committee
Jong-Myung Lee                                   Senior Executive Vice President
Soon Yub Kwon                                    Senior Executive Vice President
Jung Taik Oh                                     Senior Executive Vice President
Gyu Seok Oh                                      Executive Vice President
Kyoung Lim Yun                                   Executive Vice President
Janice Lee                                       Executive Vice President
Young Ho Cho                                     Executive Vice President
Dong Shik Byun                                   Senior Vice President
Young Wan Cho                                    Senior Vice President
Gab Seok Oh                                      Senior Vice President
Matt Ki Lee                                      Senior Vice President
Jung Sik Suh                                     Senior Vice President
Heong Jun Song                                   Senior Vice President
Geon Jun Park                                    Senior Vice President
Sueng Gil Park                                   Senior Vice President
Won Soo Doo                                      Vice President
Saeng Ki Kim                                     Vice President
Sang Hwan Oh                                     Vice President
Seung Seog Lee                                   Vice President
Won Hee Lee                                      Vice President

Byung Hoon Jun                                   Vice President
Dong Heon Kim                                    Vice President
In Keun Han                                      Vice President
Ki In Yoon                                       Vice President
Sang Soo Lee                                     Vice President
Jong Chul Choi                                   Vice President
Kyung Yu Min                                     Vice President
Jong Sum Lee                                     Vice President
Suck Ho Lee                                      Vice President
Jang Su Yi                                       Vice President
Ju Bong Kim                                      Vice President
Seog Man Ko                                      Vice President
Jae Wook Myung                                   Vice President
Hyung Do Kil                                     Vice President
Kyu Sik Choi                                     Vice President
Young Bo Chang                                   Vice President
Myung Hun Choi                                   Vice President
Chan Woong Park                                  Vice President
Total amount of salaries for 1Q 2004 :           KRW 1,321,704,039
Average salary                                   KRW 33,042,601

* The average salary per director is as of March 31, 2004, and is not inclusive of retirement packages.

B) Officers holding post in subsidiary (as of May 14, 2004)

                                                                    Subsidiary
                                           ----------------------------------------------------------
     Name                  Title                   Name                  Title              Remarks
     ----                  -----                   ----                  -----              -------
Young Wan Cho           Senior Vice           Hanaro T&I Inc        Internal Auditor     Non-standing
                         President
                                               Hanaro Realty
Heong Jun Song          Senior Vice            Development &            Director         Non-standing
                         President            Management Co.
 In Keun Han           Vice President         Hanaro T&I Inc            Director         Non-standing
 In Keun Han           Vice President      Hanaro Web(n)TV Co.,         Director         Non-standing
                                                   Ltd.
Jae Wook Myung         Vice President      Hanaro Web(n)TV Co.,     Senior Executive       Standing
                                                   Ltd.              Vice President
Sueng Gil Park         Vice President      Hanaro Web(n)TV Co.,         Director         Non-standing
                                                   Ltd.

2. EMPLOYEES (AS OF MARCH 31, 2004)

                                                                                    (Unit: KRW millions)

                                                                        Amount of Total Wages paid in 1Q
Description             Employee          Others         Total                       2004
-----------             --------          ------         -----          --------------------------------
    Male                 1,293              50           1,343                   5,053,464,437
   Female                   88              79             146                     376,161,831
                         -----             ---           -----                   -------------
   Total                 1,381             130           1,489                   5,429,626,267
                         -----             ---           -----                   -------------

3. TRADE UNION

         Description                            Details                              Remark
         -----------                            -------                              ------
         Eligibility                    Senior manager and blow
Number of registered members                     1,099                         As of April 30, 2004
 Number of standing members                        5
         Affiliation                       Korea Labor Union
    Date of establishment                  February 14, 2003

VII.  MATERIAL TRANSACTIONS WITH RELATED PARTIES

  1. TRANSACTIONS WITH MAJOR SHAREHOLDERS

    A) Investment Details

      Shareholders                    Face Value (KRW million)             Balance (KRW million)
      ------------                    ------------------------             ---------------------
Hanaro Realty Development                       2,500                               2,500
       Hanaro T&I                               1,900                               1,900
     Hanaro Web(n)TV                           17,309                              17,309
                                               ------                              ------
          Total                                26,294                              26,294
                                               ------                              ------

    * As of March 22, 2004, Dreamline has been excluded from Hanaro's group of affiliated companies.

    ** M Commerce has been excluded from Hanaro's group of affiliated companies, which has been disclosed on KOSDAQ on April 28, 2004.

    B) Transfer of Business

      -     Dreamline

        The basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2003. Hanaro locally filed a corporate disclosure on February 6, 2004.

2. TRANSACTIONS WITH SHAREHOLDERS, EMPLOYEES AND OTHERS

    A) Investment

                                                                  (Unit: KRW million)

 Company Name                         Beg. Balance                       End. Balance
 ------------                         ------------                       ------------
LG Telecom Inc,                          5,396                               5,396

    B) Real estate rent

                                                                              (Unit : Square Yard, in thousands of Won)

                                                                                         Rental details
                                                        Increase in      ----------------------------------------------
                                                       rental space          Term of
   Shareholders         Type         Location         (Square yard)         contract           Deposit            Rent
   ------------         ----         --------         -------------         --------           -------            ----
Dacom Corporation     Building      Dong-Ku,                  -           Jul 1, `03 -                -             128
                                      Busan                               Jun. 30, `04
                      Building    Youngdeungpo-Ku,            -           Aug. 7, '99 -         210,080               -
                                      Seoul                               Dec. 31, `04
                      Building     Namdong-Ku,                -           May 27, '03 -       1,966,800               -
                                     Inchon                                May 26, `04
                      Building      Kwachoen                  -          Jul. 10, '03 -         188,000               -
                                     Kyunggi                               Jul. 9, `04

                      Building    Dong-Ku Busan               -           Jul 1, '03 -        1,000,076               -
                                                                           Jun 30, `04
                      Building      Pyungtak,                 -          Aug. 17, '03 -         112,800               -
                                     Kyunggi                              Aug. 16, `04
                      Building      Jungeup,                  -          Aug. 17, '03 -          78,000               -
                                    Jeonbook                              Aug. 16, `05
                      Building       Icheon                   -          Aug. 16, '04 ~         100 000               -
                                     Kyunggi                              Sep. 16, `05
                      Building       Namwon,                  -          Sep. 17, '03 -          28,410               -
                                    Jeonbook                              Sep. 16, `05
                      Building      Milyang,                  -          Sep. 14, '03 -          20,000              90
                                    Kyungnam                              Sep. 13, `04
                      Building    Kuri, Kyunggi               -          Sep. 20, '03 -         186,830               -
                                                                          Sep. 19, `04
                      Building       Nam-Ku,                  -           Jan. 1, '04 ~               -           1,000
                                    Kwangjoo                              Dec. 31, `04
                      Building    Suwon Kyunggi               -          Dec. 21, '03 ~           3,000             900
    LG Telecom                                                            Dec. 20, `04
                      Building     Yeonje-Ku,                 -          May. 27, '03 ~           4,267             500
                                      Busan                               May. 26, `04
                      Building    Dalseo Daegu              4.0          May. 28, '03 ~           3,000               -
                                                                          May. 27, `04
                      Building     Bundang-Ku,                -          Jun. 03, '03 -       2,061,900               -
                                     Sungnam                              Jun. 29, `04
                      Building     Dalseo-Ku,                 -          Apr. 11, '03 ~               -             780
SK Telecom                            Daeku                               Apr. 10, `04
                      Building       Jung-Ku                  -           Mar.5, '04 ~          520,000               -
                                     Daejeon                               Mar.4, '05
                      Building       Dong-Ku                             Aug. 27, '03 ~          50,000             493
                                     Kwangju                              Aug. 26, `04
 Daewoo Securities    Building    Wonju Kangwon               -           Jun 18, '03 ~         887,125               -
                                                                           Jun 17, '04
Samsung Electronics   Building       Jeonju,              183.3           Jul. 7, '03 ~         411,000
                                    Jeonra-do                              Jul. 6, `06
                      Total                               187.3                               7,831,288           3,891

IX.   OTHER REQUIRED ARTICLES

  1.    PUBLIC DISCLOSURE FROM JANUARY 1, 2004 TO APRIL 30, 2004

    A) Public disclosure pursuant to Articles 6-2 and 6-3

    Date                    Agenda                               Public Disclosure
    ----                    ------                               -----------------
Jan. 6, 2004     Notice of material            -   Payment of fine for violating the obligation to
                 information                       file securities registration report for the 13th
                                                   bonds with warrants (detachable) upon issuance.
                                               -   Supervisory body: Securities and derivatives
                                                   committee
                                               -   Fine: KRW500 million.

Feb. 2, 2004     Notice of material            -   Progress on the transfer of business with major
                 information                       shareholders
                                               -   Hanaro sent a final notice to Dreamline on
                                                   February 2, 2004 requesting to enter into a
                                                   definitive business transfer contract for the
                                                   acquisition of Dreamline's broadband Internet
                                                   business in Suwon area. If the other party
                                                   cannot correct the breach within 7 days,
                                                   the party may terminate the contract immediately.

Feb. 6, 2004     Notice of material            -   Notice of termination of transfer of business
                 information                       with major shareholders.
                                               -   On Feb. 5, 2004, Hanaro received a notice from
                                                   Dreamline that Dreamline cannot enter into a
                                                   definitive business transfer contract within
                                                   7 days.
                                               -   Contract was terminated, pursuant to Article 10,
                                                   Clause 1 of the basic broadband Internet business
                                                   transfer contract between the two parties.
                                               -   On Feb. 9, 2004, Hanaro sent a written notice to
                                                   Dreamline that Dreamline should return the total
                                                   amount of the initial down payment (including
                                                   value-added tax) and the interest on the down
                                                   payment (6% p.a.).

Feb. 10, 2004    Open Interest Balance of      -   Derivatives traded: KRW/USD cross currency/
                 Derivatives                       interest rate swaps
                                               -   Fixed - KRW 75,047,915,250
                                               -   Floating - KRW 161,803,305,279.

Feb. 13, 2004    BOD resolution on AGM         -   the 7th AGM
                                               -   Proposed time & date : 10:00AM, March 26, 2004.

Feb. 13, 2004    Change in business purpose    -   Addition
                                                   -   Provide broadband internet access services
                                                   -   Provide local telephony, long distance
                                                       telephony and international telephony
                                                       services
                                               -   Deletion
                                                   -   Provide local telephony service

                                               -   Change
                                                   -   Penetration of the future telecommunication
                                                       industries - The future telecommunication
                                                       industries, new media business and the
                                                       related business thereto
                                                   -   Lease communication bureau buildings, and
                                                       facilities thereof, incidental to
                                                       telecommunication business - Lease real
                                                       estates and facilities thereof
Feb. 13, 2004    5% increase in revenue        -   Total increase in revenue : KRW 121,376,646,821

                  compared to previous fiscal  -   % increase: 9.7%
                  year

Feb. 13, 2004     15% increase in ordinary     -   Total increase in ordinary loss: KRW
                  losses compared to previous      42,195,895,715
                  fiscal year                  -   % increase: 34.3%

Feb. 13, 2004     15% increase in net losses   -   Total increase in net losses: KRW 42,195,895,715
                  compared to previous fiscal  -   % increase: 34.3%
                  year

                  Notice of correction:        -   Reason for correction: change, addition to, and
Feb. 26, 2004     BOD resolution on calling        confirmation in the agenda to be presented at AGM (Date
                  the 7th AGM                      of BOD meeting for such change: February 26, 2004)
                                               -   Details of correction;
                                                   -   Addition of item on the grant of stock option
                                                       rights and; Change in the item regarding preemptive
                                                       rights.

                  Notice of correction:        -   Reason for correction: correction in the change
Feb. 26, 2004     Change of business purpose       of business purpose (Date of Board of Directors meeting
                                                   for such change: February 26, 2004)

                                               -   Details of correction;
                                                   -   Penetration of the future telecommunication
                                                       industries - The future telecommunication industries,
                                                       new media business and the related business thereto
                                                   -   Lease communication bureau buildings, and
                                                       facilities thereof, incidental to telecommunication
                                                       business - Lease real estates and facilities thereof

Feb. 26, 2004     BOD resolution on the grant  -   Grantees: Chang Bun Yoon and 43 others
                  of stock options             -   Number of Stocks Granted: 10,06,690
                                               -   Method of Grant: New issuance grant, Treasury
                                                   stock grant, Compensation for the difference on the date
                                                   of exercising the right.
                                               -   Exercise Price: The exercise price shall be above
                                                   the standard price determined in accordance with
                                                   Article 84 clause 9 of the
                                               -   Korean Securities and Exchange Act as 11. Others per
                                                   the resolution of the shareholders (provided that if
                                                   such price is below the par value (KRW 5,000), then the
                                                   exercise price shall be the par value (KRW 5,000)).
                                               -   Exercise Period: March 27, 2006 ~ March 26, 2011.

Feb. 27, 2004     Submission of 2003 audit     -   Submission of 2003 audit report (by Anjin, Co.)
                  report

Mar. 11, 2004     BOD resolution on calling    -   Calling the 7th AGM - agenda and main issues
                  AGM

Mar. 23, 2004     Exclusion of affiliated      -   Exclusion of Dreamline Co. and Hanaro Dream, Co.
                  companies                        from Hanaro Telecom's affiliated companies.

                  Resolutions of 2004 Annual   -   Disclosure of approved items at AGM
Mar. 26, 2004     General Meeting of
                  Shareholders

Mar. 26, 2004     Resignation of outside       -   Name: Byung Mu Park, Kyung Jun Choi, Shin Bae Kim
                  directors                    -   Date of AGM resolution: March 26, 2004

Mar. 26, 2004     Resolution on appointment    -   Name: Byung Mu Park, Varun Bery, Min-Lae Cho
                  of outside directors         -   Date of AGM resolution: March 26, 2004

Mar. 26, 2004     Resignation of audit         -   Name: Kyung Jun Choi
                  committee members            -   Date of AGM resolution: March 26, 2004

Mar. 26, 2004     Nomination of audit          -   Nominee: Byung Mu Park
                  committee members            -   Date of AGM resolution: March 26, 2004

Mar. 30, 2004     2003 Annual Report           -   Submission of Annual Report for the year 2003

Apr. 9, 2004      Open interest balance of     -   Currency forward contract
                  derivatives                  -   Size of contract : KRW 22,814,000,000

Apr. 9, 2004      Other major material         -   Corrective Order to dispose of the foreign stake
                  matters                          in Hanaro Telecom, Inc.
                                               -   Foreign stakes in excess of the 49% limit set by
                                                   Telecommunication Business Law to be disposed.
                                               -   Hanaro must submit a report detailing the plan of
                                                   action within 20 days therefrom. Upon the performance of
                                                   the Corrective Order, Hanaro must report the results to
                                                   the Ministry of Information and Communication within
                                                   seven days therefrom.

Apr. 27, 2004     Other major material         -   Notice on the performance of the Corrective Order to
                  matters                          dispose of the foreign stake in Hanaro Telecom,
                                                   Inc. exceeding the 49% foreign ownership limit.
                                               -   Date of performance: April 26, 2004.
                                               -   Foreign ownership ratio fell below 49% as certain
                                                   foreign investors sold theirs shares in Hanaro Telecom,
                                                   Inc.
                                               -   The Company sent a written notification to the Ministry
                                                   of Information and Communication on the performance of
                                                   the Corrective Order as of April 26, 2004.

Apr. 28, 2004     Disaffilation of affiliated  -   Disaffiliation of M-Commerce from Hanaro Telecom,
                  company                          Inc.

Apr. 29, 2004     2003 Annual Report           -   Submission of 2003 Annual Report on a
                  (Consolidated)                   consolidated basis.

Apr. 30, 2004     Change in Accounting         -   Change in the estimated useful life for calculating
                  Assumptions                      depreciation costs of tangible assets.
                                               -   Change of the estimated useful life:
                                                   - Buildings - from 50 years to 40 years
                                                   - Equipments - from 8 years to 6 years.
                                                   -   Conduit Line - from 8 years to 15 years.
                                                   -   Other Tangible Assets - from 5~8 years to 4 years.
                                               -   Record Date of Change: January 1, 2004.
                                               -   To better reflect the erosion of economic benefits
                                                   derived from these tangible assets on a reasonable basis
                                               -   Date of change: April 28, 2004.

B) Public disclosure pursuant to KOSDAQ regulations

    Date                          Title                                   Public Disclosure
    ----                          -----                                   -----------------
Jan. 6, 2004       Notice of material information
Feb. 2, 2004       Notice of material information
Feb. 6, 2004       Notice of material information
Feb. 10, 2004      Open Interest Balance of Derivatives
Feb. 13, 2004      BOD resolution on AGM
Feb. 13, 2004      Change in business purpose
Feb. 13, 2004      5% increase in revenue compared to previous
                   fiscal year
Feb. 13, 2004      15% increase in ordinary losses compared to
                   previous fiscal year
Feb. 13, 2004      15% increase in net losses compared to previous
                   fiscal year

Feb. 26, 2004      Notice of correction:
                   BOD resolution on calling the 7th AGM
Feb. 26, 2004      Notice of correction: Change of business purpose
Feb. 26, 2004      BOD resolution on the grant of stock options
Feb. 27, 2004      Submission of 2003 audit report
Mar. 11, 2004      BOD resolution on calling AGM
Mar. 23, 2004      Exclusion of affiliated companies
Mar. 26, 2004      Resolutions of 2004 Annual General Meeting of
                   Shareholders
Mar. 26, 2004      Resignation of outside directors
Mar. 26, 2004      Resolution on appointment of outside directors
Mar. 26, 2004      Resignation of audit committee
Mar. 26, 2004      Nomination of audit committee
Mar. 30, 2004      Submission of 2003 annual report
Apr. 09, 2004      Open interest balance of derivatives
Apr. 09, 2004      Other major material matters
                                                                       - Before Change:
                                                                       Seocho-dong 1445-3, Seocho-gu, Seoul,
                                                                       Korea
Apr. 16, 2004      Change in location of headquarter                   - After change:
                                                                       Taepyongro 2-43, Chung-gu, Seoul,
                                                                       Korea

C) Fair Disclosure (FD)


    Date               Title                             Public Disclosure
    ----               -----                             -----------------
Jan. 9, 2004             FD           Announcement of 2003 December subscriber numbers

Feb. 10, 2004            FD           Announcement of 2004 January subscriber numbers

Feb. 17, 2004            FD           Announcement of 4Q 2003 results and business plan for 2004
                                      - Results for 2003 4Q
                                      Revenues: KRW 349.2 billion; Operating profit: KRW 21.3 billion; net losses in 4Q: KRW 103.7 billion
                                      - Business plans for 2004
                                      Revenues: KRW 1.5 trillion; Operating profit: KRW 98.9 billion; Net profit: KRW 500 million.

Mar. 9, 2004             FD           Announcement of 2004 February subscriber numbers

Apr. 12, 2004            FD           Announcement of 2004 March subscriber numbers

Apr. 19, 2004            FD           2nd stage organizational restructuring in 2004

Apr. 21, 2004            FD           Possible annulment of the Corrective Order
                                      - As certain foreign investors sold their shares in Hanaro on the market, Hanaro's foreign shareholding ratio has fallen below the 49%
                                      limit. As a result, the Corrective Order is likely to be annulled in accordance with applicable laws and regulations.

May. 04, 2004            FD           2004 1st quarter earnings release

                                      - Revenues - KRW 349.3 billion
                                      - Operating profit - KRW 25.2 billion
                                      - Net losses for 1Q 2004 - KRW 5.4 billion
                                      EBITDA - KRW 140 billion (up 5.9% y-y)

Mar. 10, 2004            FD           Announcement of 2004 April subscriber numbers

Mar. 12, 2004            FD           1Q 04 Earnings Release

D) Corporate disclosure upon request

    Date              Title                                  Public Disclosure
    ----              -----                                  -----------------
Jan. 5, 2004      Acquisition of              There has been no further material development since the
                  Dreamline                   last filing.

Feb. 5, 2004      Acquisition of              Hanaro sent a final notice to Dreamline on February 2,
                  Dreamline                   2004 requesting to enter into a definitive business
                                              transfer contract for the acquisition of Dreamline's
                                              broadband Internet business in Suwon area. If the other
                                              party cannot correct the breach within 7 days, the party
                                              may terminate the contract immediately.

                                              There has been no further material development since the
                                              last filing.

                                              Hanaro sent a notice of termination of transfer of business
Feb. 13, 2004     Acquisition of              with Dreamline Co. on Feb. 13, 2004.
                  Dreamline                   Final disclosure on the acquisition of Dreamline

E) Material developments after corporate disclosure

    Date                 Title                         Development since public disclosure
    ----                 -----                         -----------------------------------
                                              The Company is currently testing the necessary equipment
                  2.3 GHz wireless            with three companies that own the core technology. Selection
May 27, 2003      broadband service           of a supplier will be subject to next year's bidding
                  demonstration               criteria.

Feb. 17, 2004     2004 Business Plan          As of May 2004, no reported change in the Company's annual guidances.

2. SUMMARY OF SHAREHOLDERS' MEETING

       Date                               Agenda                                       Resolution
       ----                               ------                                       ----------
The 7th AGM         Approval of Balance Sheet and Statements of          Approved
(March 26, 2004)    operations for the FY2003
                    Approval of Statements of Disposition of Deficit     Approved (no dividend)
                    for the year FY2003
                    Approval of Granting the Stock Option Rights         Not Presented
                    Approval of the ceiling amount of remuneration for   Approved
                    directors for year 2004
                    Amendment of the regulations for officers'           Approved
                    severance payment
                    Amendment of the Articles of Incorporation           Approved

                    Appointment of Outside Director                      New outside directors
                                                                         - Varun Bery
                                                                         - Min-Lae Cho
                                                                         New outside director/audit committee
                                                                         member
                                                                         - Byung Moo Park

Extraordinary       The Company will make a timely disclosure on
Shareholders        further developments if there is any.                Approved as proposed
Meeting (October    Approval of new share issuance                       Approved as proposed
21, 2003)           Approval of amendment of the Articles of             Approved as proposed
                    Incorporation
                    Appointment of non-standing directors                New non-standing directors
                                                                         - Wilfried Kaffenberger
                                                                         - David Yeung
                    Appointment of outside directors                     New outside directors
                                                                         - Paul Chen
                                                                         - Byung Moo Park
                                                                         - Kyung-Joon Choi
                                                                         Re-appointed directors
                                                                         - Sung Kyu Park
                                                                         - Sun Woo Kim


Extraordinary       Approval of issuance of shares at a per share
Shareholders        price below par value                                Not approved
Meeting (August     Approval of new share issuance                       Not approved
5, 2003)            Approval of amendment of the Articles of             Not approved
                    Incorporation
                    Appointment of standing director                     Approved. Mr. Chang-Bun Yoon
                    Appointment of non-standing director                 Not approved.

The 6th AGM         Approval of Balance Sheet and Statements of          Approved
(March 28, 2003)    operations for the FY2002
                    Approval of Statements of Disposition of Deficit     Approved (no dividend)
                    for the year FY2002
                    Appointment of directors                             Directors newly elected;
                                                                         Sun Woo Kim (Outside Director)
                                                                         Sa Hyeon Seo (Outside Director)
                                                                         Directors re-elected;
                                                                         Young Woo Nam (Non-standing)
                                                                         Yong Hwan Kim (Non-standing)
                                                                         Wung Hae Lee (Outside Director)
                                                                         Sung Kyou Park (Outside Director)
                    Approval of maximum amount of remuneration for       Approved
                    directors for year 2003
                    Amendments to the Articles of Incorporation          Rejected

3. CONTINGENT LIABILITIES

    A) Promissory notes

        Creditor                  Number of notes                 Amount                    Remarks
        --------                  ---------------                 ------                    -------
Financial institutions                  4                         Blank                 Relating to loan

4. DISCIPLINARY NOTICE

    Date                                   Reason                                     Remarks
    ----                                   ------                                     -------
Jan. 7, 2004          Violation - Ownership of shares in excess of the                Warning
                                   foreign ownership limit.

                     Foreign ownership of shares in excess of the 49%
Apr. 7, 2004         foreign ownership limit set by the Ministry of
                     Information and Communication.                              Corrective Order

5. MATTERS OF IMPORTANCE AFTER 1Q 2004

      On April 29, 2004, the Company announced the change of accounting methodology for estimating the useful life of the Company's tangible assets to better reflect the erosion of economic benefits on a reasonable basis, which was locally disclosed on April 30, 2004. Please refer to IX.1.E) Material development after corporate disclosure for more details.